As filed with the Securities and Exchange Commission on September 21,
1998
	Securities Act Registration	No.
33-47116
	Investment Company Act Registration	No.
811-6629

	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

	FORM N-2
	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
	Pre-Effective Amendment No.___
	Post-Effective Amendment No. 9	?

	and/or
	REGISTRATION STATEMENT UNDER
	THE INVESTMENT COMPANY ACT OF 1940
	AMENDMENT NO. 10	?
	__________________
	Managed Municipals Portfolio Inc.
	(a Maryland Corporation)
	(Exact Name of Registrant as Specified in Charter)
	388 Greenwich Street
	New York, New York  10013
	(Address of Principal Executive Offices)
	(212) 816-6474
	(Registrant's Telephone Number, including Area Code)
	Christina T. Sydor, Secretary
	Managed Municipals Portfolio Inc.
	388 Greenwich Street
	New York, New York  10013
	(Name and Address of Agent for Service)
	_____________________
	Copies to:
	Burton M. Leibert, Esq.
	Willkie Farr & Gallagher
	787 Seventh Avenue
	New York, New York  10019-6099
	_______________
	Approximate Date of Proposed Public Offering: As soon as practicable after
	the effective date of this Registration Statement.

	If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ?_______________
	This Registration Statement relates to the registration of an indeterminate number of shares solely for market-making transactions. Pursuant to Rule 429, this Registration Statement relates to shares previously registered on Form N-2 (Registration No. 33-47116).

	It is proposed that this fiing will become effective: ? when declared effective pursuant to section 8(c).






	MANAGED MUNICIPALS PORTFOLIO INC.

	Form N-2
	Cross Reference Sheet

Part A
Item No.	Caption	Prospectus Caption

1.	Outside Front Cover		Outside Front Cover
of Prospectus
2.	Inside Front and Outside Back Cover Page		Inside Front and
Outside Back Cover Page
		of Prospectus
3.	Fee Table and Synopsis		Prospectus Summary;
Portfolio Expenses
4.	Financial Highlights		Financial Highlights
5.	Plan of Distribution		Prospectus Summary;
The Offering;
		Certain Provisions of
the Articles of
	Incorporation and Market Discount.
6.	Selling Shareholders		Not Applicable
7.	Use of Proceeds	Use of Proceeds;
8.	General Description of the
Registrant.........................................	Prospectus
Summary;  The Portfolio;
	Investment Objectives and Policies;
	Description of Common Stock; Net Asset 			Value;
Share PriceData; Certain Provisions 			of of the
Articles of Incorporation;
	Appendix.
9.	Management		Management of the
Portfolio; Description of
		Common Stock;
Custodian and Transfer 			Agent
10.	Capital Stock, Long-Term Debt, and Other
	Securities 		Taxation; Dividend
Reinvestment Plan;
Dividends and
Distributions;
Description of Common
Stock; Share Price
Data
11.	Defaults and Arrears on Senior Securities		Not Applicable
12.	Legal Proceedings		Not Applicable
13.	Table of Contents of the Statement of
	Additional Information		Further Information

Part B		Statement of
Additional
Item No.		Information Caption

14.	Cover Page		Cover Page
15.	Table of Contents		Cover Page
16.	General Information
and History................................................	The
Portfolio; Description of Common 			Stock
(see Prospectus)
17.	Investment Objective and Policies		Investment Objective
and Policies; Invest-
		ment Restrictions
18.
	Management........................................................
 .......................	Management of the
Portfolio; Directors and 			Executive
Officers of the Portfolio
19.	Control Persons and Principal Holders of
	 Securities		Not Applicable
20.	Investment Advisory and Other Services		Management of the
Portfolio
21.	Brokerage Allocation and Other Practices		Portfolio
Transactions
22.	Tax Status		Taxes; Taxation (see
Prospectus)
23.	Financial Statements		Financial Statements





Part C
Item No.

	Information required to be included in Part C is set forth, under the appropriate item so numbered, in Part C of this Registration Statement.


MANAGED MUNICIPALS PORTFOLIO INC.
PART A


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                        SMITH BARNEY

                                        A member of TravelersGroup[LOGO]

                                        Managed
                                        Municipals
                                        Portfolio Inc.

                                        Common Stock

                                        388 Greenwich Street
                                        New York, New York 10013


                                        FD01205 9/98

--------------------------------------------------------------------------------
Prospectus                                                    September 28, 1998
--------------------------------------------------------------------------------


Managed Municipals Portfolio Inc.
388 Greenwich Street
New York, New York 10013
(800) 331-1710


      Managed Municipals Portfolio Inc. (the "Portfolio") is a non-diversified, closed-end management investment company that seeks as high a level of current income exempt from federal income tax as is consistent with the preservation of principal. Under normal conditions, the Portfolio will, in seeking its investment objective, invest substantially all of its assets in long-term, investment grade obligations issued by state and local governments, political subdivisions, agencies and public authorities ("Municipal Obligations"). For a discussion of the risks associated with certain of the Portfolio's investments, see "Investment Objective and Policies."


      This Prospectus sets forth concisely the information about the Portfolio that a prospective investor ought to know before investing and should be retained for future reference. A Statement of Additional Information (the "SAI") dated September 28, 1998 containing additional information about the Portfolio has been filed with the Securities and Exchange Commission (the "SEC") and is hereby incorporated by reference in its entirety into this Prospectus. A copy of the SAI may be obtained without charge by calling or writing to the Portfolio at the telephone number or address set forth above or by contacting a Salomon Smith Barney Financial Consultant.

      Salomon Smith Barney Inc. ("Salomon Smith Barney") currently intends to make a market in the Common Stock, although it is not obligated to conduct market-making activities and any such activities may be discontinued at any time without notice, at the sole discretion of Salomon Smith Barney. The shares of Common Stock that may be offered from time to time pursuant to this Prospectus were issued and sold by the Portfolio in a public offering which commenced June 18, 1992, at a price of $12.00 per share. No assurance can be given as to the

Salomon Smith Barney Inc.                                  (Continued on page 2)

Mutual Management Corp.


Investment Manager and Administrator


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
Prospectus                                                    September 28, 1998
--------------------------------------------------------------------------------


liquidity of, or the trading market for, the Common Stock as a result of any market-making activities undertaken by Salomon Smith Barney. The Portfolio will not receive any proceeds from the sale of any Common Stock offered pursuant to this Prospectus.


      All dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus.

--------------------------------------------------------------------------------
Table of Contents
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Prospectus Summary                                                             4
--------------------------------------------------------------------------------
Portfolio Expenses                                                             7
--------------------------------------------------------------------------------
Financial Highlights                                                           8
--------------------------------------------------------------------------------
The Portfolio                                                                  9
--------------------------------------------------------------------------------
The Offering                                                                   9
--------------------------------------------------------------------------------
Use of Proceeds                                                                9
--------------------------------------------------------------------------------
Investment Objective and Policies                                              9
--------------------------------------------------------------------------------
Net Asset Value                                                               18
--------------------------------------------------------------------------------
Share Price Data                                                              18
--------------------------------------------------------------------------------
Taxation                                                                      19
--------------------------------------------------------------------------------
Management of the Portfolio                                                   20
--------------------------------------------------------------------------------
Dividends and Distributions; Dividend Reinvestment Plan                       22
--------------------------------------------------------------------------------
Certain Provisions of the Articles of Incorporation and
  Market Discount                                                             24
--------------------------------------------------------------------------------
Description of Common Stock                                                   26
--------------------------------------------------------------------------------
Custodian and Transfer Agent                                                  27
--------------------------------------------------------------------------------
Experts                                                                       27
--------------------------------------------------------------------------------
Further Information                                                           27
--------------------------------------------------------------------------------
Appendix A                                                                   A-1
--------------------------------------------------------------------------------
Appendix B                                                                   B-1
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Prospectus Summary
--------------------------------------------------------------------------------

      The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus and in the SAI.

The Portfolio The Portfolio is a non-diversified, closed-end management investment company. See "The Portfolio."

Investment Objective The Portfolio seeks as high a level of current income exempt from federal income tax as is consistent with the preservation of principal. See "Investment Objective and Policies."

Tax-Exempt Income The Portfolio is intended to operate in such a manner that dividends paid by the Portfolio may be excluded by the Portfolio's shareholders from their gross incomes for federal income tax purposes. See "Investment Objective and Policies" and "Taxation."


Investments The Portfolio will invest substantially all of its assets in long-term investment grade Municipal Obligations. At least 80% of the Portfolio's total assets will be invested in securities rated investment grade by Moody's Investors Service, Inc. ("Moody's"), Standard & Poor's Ratings Group ("S&P"), Fitch IBCA, Inc. ("Fitch") or another nationally-recognized rating agency ("NRSRO") (for example, rated no lower than Baa, MIG 3 or Prime-1 by Moody's, BBB, SP-2 or A-1 by S&P or BBB or F-1 by Fitch). Up to 20% of the Portfolio's total assets may be invested in unrated securities that are deemed by the Portfolio's investment adviser to be of a quality comparable to investment grade. See "Investment Objective and Policies."

The Offering The Common Stock is listed for trading on the New York Stock Exchange, Inc. ("NYSE"). In addition, Salomon Smith Barney currently intends to make a market in the Common Stock. Salomon Smith Barney, however, is notobligated to conduct market-making activities and any such activities may be discontinued at any time without notice, at the sole discretion of Salomon Smith Barney.


Listing NYSE

Symbol MMU


Investment Manager Mutual Management Corp. (formerly known as Smith Barney Mutual Funds Management Inc.) ("MMC"), serves as the Portfolio's investment manager (the "Investment Manager"). The Investment Manager provides investment advisory and management services to investment companies affiliated with Salomon Smith Barney. MMC is a wholly owned subsidiary of Salomon Smith Barney Holdings Inc. ("Holdings"), which is in turn a wholly owned subsidiary of Travelers Group Inc. ("Travelers"). Subject to the supervision and direction of the Portfolio's Board of Directors, the Investment Manager manages the securities held by the Portfolio in accordance with the Portfolio's stated investment objective and policies, makes

--------------------------------------------------------------------------------
Prospectus Summary (continued)
--------------------------------------------------------------------------------


investment decisions for the Portfolio, places orders to purchase and sell securities on behalf of the Portfolio and employs professional portfolio managers. MMC acts as administrator of the Portfolio and in that capacity provides certain administrative services, including overseeing the Portfolio's non-investment operations and its relations with other service providers and providing executive and other officers to the Portfolio. The Portfolio pays the Investment Manager a fee ("Management Fee") for services provided to the Fund that is computed daily and paid monthly at the annual rate of 0.90% of the value of the Portfolio's average daily net assets. The Portfolio will bear other expenses and costs in connection with its operation in addition to the costs of investment management services. See "Management of the Portfolio -- Investment Manager."


Custodian PNC Bank, National Association ("PNC Bank") serves as the Portfolio's custodian. See "Custodian and Transfer Agent."

Transfer Agent First Data Investor Services Group, Inc. ("First Data"), serves as the Portfolio's transfer agent, dividend-paying agent and registrar. See "Custodian and Transfer Agent."

Dividends and Distributions The Portfolio expects to pay monthly dividends of net investment income (income other than net realized capital gains) and to distribute net realized capital gains, if any, annually. All dividends or distributions with respect to shares of Common Stock are reinvested automatically in additional shares through participation in the Portfolio's Dividend Reinvestment Plan, unless a shareholder elects to receive cash. See "Dividends and Distributions; Dividend Reinvestment Plan."


Investment Objective and Policies The Portfolio will not purchase securities that are not rated in one of the highest four categories by any NRSRO at the time of purchase. Although obligations rated Baa by Moody's, BBB by S&P or BBB by Fitch are considered to be investment grade, they may be subject to greater risks than other higher rated investment grade securities. See "Investment Objective and Policies."


      The Portfolio may invest up to 20% of its total assets in unrated securities that the Investment Manager determines to be of comparable quality to the securities rated investment grade in which the Portfolio may invest. Dealers may not maintain daily markets in unrated securities and retail secondary markets for many of them may not exist; this lack of markets may affect the Portfolio's ability to sell these securities when the Investment Manager deems it appropriate. The Portfolio has the right to invest without limitation in state and local obligations that are "private activity bonds," the income from which may be taxable as a specific preference item for purposes of the federal alternative minimum tax. Thus, the Portfolio may not be a suitable investment for investors who are subject to the alternative minimum tax. See "Investment Objective and Policies" and "Taxation."

--------------------------------------------------------------------------------
Prospectus Summary (continued)
--------------------------------------------------------------------------------

Risk Factors and Special Considerations Certain of the instruments held by the Portfolio, and certain of the investment techniques that the Portfolio may employ, might expose the Portfolio to special risks. The instruments presenting the Portfolio with risks are municipal leases, zero coupon securities, custodial receipts, municipal obligation components, floating and variable rate demand notes and bonds, and participation interests. Entering into securities transactions on a when-issued or delayed delivery basis, entering into repurchase agreements, lending portfolio securities, and engaging in financial futures and options transactions, are investment techniques involving risks to the Portfolio. As a non-diversified fund within the meaning of the Investment Company Act of 1940, as amended (the "1940 Act"), the Portfolio may invest a greater proportion of its assets in the obligations of a smaller number of issuers and, as a result, may be subject to greater risk than a diversified fund with respect to its holdings of securities. See "Investment Objective and Policies" and "Risk Factors and Special Considerations."

Management of the Portfolio The combined annual rate of fees paid by the Portfolio for advisory and administrative services, 0.90% of the value of the Portfolio's average daily net assets, is higher than the rates for similar services paid by other publicly offered, closed-end, management investment companies that have investment objectives and policies similar to those of the Portfolio. The Portfolio will bear, in addition to the costs of advisory and administrative services, other expenses and costs in connection with its operation. See "Management of the Portfolio."

      The Portfolio's Articles of Incorporation include provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Portfolio and of depriving shareholders of an opportunity to sell their shares of Common Stock at a premium over prevailing market prices. See "Certain Provisions of the Articles of Incorporation and Market Discount."

--------------------------------------------------------------------------------
Portfolio Expenses
--------------------------------------------------------------------------------

The following tables are intended to assist investors in understanding the various costs and expenses associated with investing in the Portfolio.


--------------------------------------------------------------------------------
Annual Expenses
    (as a percentage of net assets attributable to Common Stock)
    Management Fees* ...................................................  0.90%*
    Other Expenses** ...................................................  0.09%
--------------------------------------------------------------------------------
Total Annual Operating Expenses ........................................  0.99%
--------------------------------------------------------------------------------
* On September 1, 1998, MMC instituted a voluntary waiver of a portion of its management fees in order to enable the Portfolio to increase its dividend yield. The waiver is a temporary measure and may be terminated at any time by MMC.
** "Annual Expenses," as shown above, are based upon amounts of expenses for the fiscal year ended May 31, 1998.


      Example

      An investor would directly or indirectly pay the following expenses on a $1,000 investment in the Portfolio, assuming a 5% annual return:


      One Year         Three Years        Five Years           Ten Years
--------------------------------------------------------------------------------
         $10               $32               $55                 $121
--------------------------------------------------------------------------------


      While the example assumes a 5% annual return, the Portfolio's performance will vary and may result in a return greater or less than 5%. In addition, while the example assumes reinvestment of all dividends and distributions at net asset value, participants in the Portfolio's Dividend Reinvestment Plan may receive shares purchased or issued at a price or value different from net asset value. See "Dividend Reinvestment Plan." This example should not be considered a representation of future expenses of the Portfolio and actual expenses may be greater or less than those shown.

--------------------------------------------------------------------------------
Financial Highlights
--------------------------------------------------------------------------------


      The following information for the three years ended May 31, 1998 has been audited by KPMG Peat Marwick LLP, independent auditors whose report thereon appears in the Portfolio's annual report dated May 31, 1998. The following information for the fiscal years ended May 31, 1993 through May 31, 1995 has been audited by other independent auditors. This information should be read in conjunction with the financial statements and related notes that also appear in the Portfolio's Annual Report, which is incorporated by reference into this Prospectus.

For a share of capital stock
outstanding throughout each period             1998         1997         1996         1995         1994         1993*
=========================================================================================================================
Net asset value, beginning of year            $11.90       $12.11       $12.55       $12.26       $13.00       $12.00
-------------------------------------------------------------------------------------------------------------------------
Income from operations:
  Net investment income                         0.54         0.67         0.67         0.72         0.67         0.63
  Net realized and unrealized gain (loss)       0.83         0.08        (0.35)        0.49        (0.23)        0.97
-------------------------------------------------------------------------------------------------------------------------
  Total Income from operations                  1.37         0.75         0.32         1.21         0.44         1.60
-------------------------------------------------------------------------------------------------------------------------
Offering Cost Charged to Paid-In Capital          --           --           --           --           --        (0.02)
-------------------------------------------------------------------------------------------------------------------------
Distributions:
  Net investment income                        (0.61)       (0.66)       (0.75)       (0.67)       (0.67)       (0.55)
  Net realized gains                           (0.29)       (0.30)       (0.01)       (0.25)       (0.51)       (0.03)
-------------------------------------------------------------------------------------------------------------------------
Total distributions                            (0.90)       (0.96)       (0.76)       (0.92)       (1.18)       (0.58)
-------------------------------------------------------------------------------------------------------------------------
Net asset value, end of year                  $12.37       $11.90       $12.11       $12.55       $12.26       $13.00
-------------------------------------------------------------------------------------------------------------------------
Total Return Based on
Market Value                                    2.08%        7.89%        8.26%        8.40%        2.98%        7.02%++
-------------------------------------------------------------------------------------------------------------------------
Total Return, Based on
Net Asset Value**                              12.14%        6.59%        2.79%       10.96%        3.45%       13.58%++
-------------------------------------------------------------------------------------------------------------------------
Net Assets, End of Year (millions)              $428         $411         $418         $433         $423         $444
-------------------------------------------------------------------------------------------------------------------------
Ratios to Average Net Assets:
  Ratio of operating expenses to average
    net assets                                  0.99%        1.00%        1.00%        1.02%        1.00%        0.98%+
  Ratio of net investment income to
    average net assets                          4.35         5.56         5.35         5.97         5.15         5.48+
-------------------------------------------------------------------------------------------------------------------------
Portfolio Turnover Rate                           87%         113%          45%          93%          72%         169%
-------------------------------------------------------------------------------------------------------------------------
Market value, End of Year                     $11.00        11.63        11.69        11.50        11.50        12.25
=========================================================================================================================

*     For the period from June 26, 1992 (commencement of operations) to May 31,
      1993.
** The total return calculation assumes that dividends are reinvested in accordance with the Portfolio's Dividend Reinvestment Plan.
+     Annualized.
++ Total return is not annualized, as it may not be representative of the total return for the year.

--------------------------------------------------------------------------------
The Portfolio
--------------------------------------------------------------------------------


      The Portfolio is a non-diversified, closed-end management investment company that seeks as high a level of current income exempt from federal income tax as is consistent with the preservation of principal. The Portfolio, which was incorporated under the laws of the State of Maryland on April 9, 1992, is registered under the 1940 Act, and has its principal office at 388 Greenwich Street, New York, New York 10013. The Portfolio's telephone number is (800) 331-1710.


--------------------------------------------------------------------------------
The Offering
--------------------------------------------------------------------------------


      Salomon Smith Barney intends to make a market in the Common Stock, although it is not obligated to conduct market-making activities and any such activities may be discontinued at any time without notice at the sole discretion of Salomon Smith Barney. No assurance can be given as to the liquidity of, or the trading market for, the Common Stock as a result of any market-making activities undertaken by Salomon Smith Barney. This Prospectus is to be used by Salomon Smith Barney in connection with offers and sales of the Common Stock in market-making transactions in the over-the-counter market at negotiated prices related to prevailing market prices at the time of the sale.


--------------------------------------------------------------------------------
Use of Proceeds
--------------------------------------------------------------------------------


      The Portfolio will not receive any proceeds from the sale of any Common Stock offered pursuant to this Prospectus. Proceeds received by Salomon Smith Barney as a result of its market-making in the Common Stock will be utilized by Salomon Smith Barney in connection with its secondary market operations and for general corporate purposes.


--------------------------------------------------------------------------------
Investment Objective and Policies
--------------------------------------------------------------------------------

      The Portfolio's investment objective is to seek as high a level of current income exempt from federal income taxes as is consistent with the preservation of principal. The Portfolio's investment objective may not be changed without the affirmative vote of the holders of a "majority of the Portfolio's outstanding voting securities" (as defined in the 1940 Act). In seeking its objective, the Portfolio will invest in long-term Municipal Obligations. The Portfolio will operate subject to a fundamental investment policy providing that, under normal conditions, the Portfolio will invest at least 80% of its total assets in investment grade Municipal Obligations. No assurance can be given that the Portfolio's investment objective will be achieved.

--------------------------------------------------------------------------------
Investment Objective and Policies (continued)
--------------------------------------------------------------------------------


      The Portfolio will invest at least 80% of its total assets in Municipal Obligations rated investment grade, that is, rated within the highest four rating categories by any NRSRO. Up to 20% of the Portfolio's total assets may be invested in unrated securities that are deemed by the Investment Manager to be of a quality comparable to investment grade. The Portfolio will not invest in Municipal Obligations that are not rated investment grade by any NRSRO, at the time of purchase. A description of relevant Moody's, S&P and Fitch ratings is set forth in the Appendix to the SAI. Although Municipal Obligations rated Baa by Moody's, BBB by S&P or BBB by Fitch are considered to be investment grade, they may be subject to greater risks than other higher rated investment grade securities. Municipal Obligations rated Baa by Moody's, for example, are considered medium grade obligations that lack outstanding investment characteristics and have speculative characteristics as well. Municipal Obligations rated BBB by S&P are regarded as having an adequate capacity to pay principal and interest. Municipal Obligations rated BBB by Fitch are deemed to be subject to a higher likelihood that their rating will fall below investment grade than higher rated bonds.


      The Portfolio is classified as a non-diversified fund under the 1940 Act, which means that the Portfolio is not limited by the 1940 Act in the proportion of its assets that it may invest in the obligations of a single issuer. The Portfolio intends to conduct its operations, however, so as to qualify as a "regulated investment company" for purposes of the Internal Revenue Code of 1986, as amended (the "Code"), which will relieve the Portfolio of any liability for federal income tax to the extent that its earnings are distributed to shareholders. To qualify as a regulated investment company, the Portfolio will, among other things, limit its investments so that, at the close of each quarter of its taxable year (1) not more than 25% of the market value of the Portfolio's total assets will be invested in the securities of a single issuer and (2) with respect to 50% of the market value of its total assets, not more than 5% of the market value of its total assets will be invested in the securities of a single issuer. See "Taxation."

      The Portfolio generally will not invest more than 25% of its total assets in any industry. Governmental issuers of Municipal Obligations are not considered part of any "industry." Municipal Obligations backed only by the assets and revenues of non-governmental users may be deemed to be issued by the non-governmental users, and would be subject to the Portfolio's 25% industry limitation. The Portfolio may invest more than 25% of its total assets in a broad segment of the Municipal Obligations market, if the Investment Manager determines that the yields available from obligations in a particular segment of the market justify the additional risks associated with a large investment in the segment. The Portfolio reserves the right to invest more than 25% of its assets in industrial development bonds or in issuers located in the same state, although it has no current intention of investing more than 25% of its assets in issuers located in the same state. If the Portfolio were to invest

--------------------------------------------------------------------------------
Investment Objective and Policies (continued)
--------------------------------------------------------------------------------

more than 25% of its total in issuers located in the same state, it would be more susceptible to adverse economic, business or regulatory conditions in that state.

      Municipal Obligations are classified as general obligation bonds, revenue bonds and notes. General obligation bonds are secured by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. Revenue bonds are payable from the revenue derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source, but not from the general taxing power. Notes are short-term obligations of issuing municipalities or agencies and are sold in anticipation of a bond sale, collection of taxes or receipt of other revenues. Municipal Obligations bear fixed, floating and variable rates of interest, and variations exist in the security of Municipal Obligations, both within a particular classification and between classifications. The types of Municipal Obligations in which the Portfolio may invest are described in Appendix A to this Prospectus.

      The yields on, and values of, Municipal Obligations are dependent on a variety of factors, including general economic and monetary conditions, money market factors, conditions in the Municipal Obligations markets, size of a particular offering, maturity of the obligation and rating of the issue. Consequently, Municipal Obligations with the same maturity, coupon and rating may have different yields or values, whereas obligations of the same maturity and coupon with different ratings may have the same yield or value.


      Opinions relating to the validity of Municipal Obligations and to the exemption of interest on them from federal income taxes are rendered by bond counsel to the respective issuers at the time of issuance. Neither the Portfolio nor the Investment Manager will review the procedures relating to the issuance of Municipal Obligations or the basis for opinions of counsel. Issuers of Municipal Obligations may be subject to the provisions of bankruptcy, insolvency and other laws, affecting the rights and remedies of creditors. In addition, the obligations of those issuers may become subject to laws enacted in the future by Congress, state legislatures or referenda extending the time for payment of principal and/or interest, or imposing other constraints upon enforcement of the obligations or upon the ability of municipalities to levy taxes. The possibility also exists that, as a result of litigation or other conditions, the power or ability of any issuer to pay, when due, the principal of, and interest on, its obligations may be materially affected.


      Under normal conditions, the Portfolio may hold up to 20% of its total assets in cash or money market instruments, including taxable money market instruments (collectively, "Taxable Investments"). In addition, the Portfolio may take a temporary defensive posture and invest without limitation in short-term Municipal Obligations and Taxable Investments, upon a determination by the Investment Manager that market conditions warrant such a posture. To the extent the Portfolio

--------------------------------------------------------------------------------
Investment Objective and Policies (continued)
--------------------------------------------------------------------------------

holds Taxable Investments, the Portfolio may not be fully achieving its investment objective.

      Investment Techniques

      The Portfolio may employ, among others, the investment techniques described below, which may give rise to taxable income:


      When-Issued and Delayed Delivery Transactions. The Portfolio may purchase municipal securities on a "when-issued" and "delayed delivery" basis and may purchase or sell municipal securities on a "delayed delivery" basis in order to hedge against anticipated changes in interest rates and prices. No income accrues to the Portfolio on municipal securities in connection with such transactions prior to the date the Portfolio actually takes delivery of such securities. These transactions are subject to market fluctuation; the value of the municipal securities at delivery may be more or less than their purchase price, and yields generally available on municipal securities when delivery occurs may be higher than yields on the municipal securities obtained pursuant to such transactions. Because the Portfolio relies on the buyer or seller, as the case may be, to consummate the transaction, failure by the other party to complete the transaction may result in the Portfolio missing the opportunity of obtaining a price or yield considered to be advantageous. When the Portfolio is the buyer in such a transaction, however, it will maintain, in a segregated account with its custodian, cash, debt securities of any grade or equity securities, having a value equal to or greater than the Portfolio's purchase commitments, provided such securities have been determined by the Investment Manager to be liquid and unencumbered, and are marked to market daily, pursuant to guidelines established by the Directors. When the Portfolio is the seller in such a transaction, it will cover its commitment to deliver the security by maintaining positions in portfolio securities that would serve to satisfy or offset the risk of such obligations. The Portfolio will make commitments to purchase municipal securities on such basis only with the intention of actually acquiring these securities, but the Portfolio may sell such securities prior to the settlement date if such sale is considered to be advisable.

      To the extent that the Portfolio engages in "when-issued" and "delayed delivery" transactions, it will do so for the purpose of acquiring securities for the Portfolio's portfolio consistent with the Portfolio's investment objective and policies. However, although the Portfolio does not intend to engage in such transactions for speculative purposes, purchases of securities on such basis may involve more risk than other types of purchases. For example, if the Portfolio determines it is necessary to sell the "when-issued" or "delayed delivery" securities before delivery, it may incur a gain or a loss because of market fluctuations since the time the commitment to purchase such securities was made. Subject to the requirement of maintaining a segregated account, no specified limitation exists as to the percentage of the Portfolio's assets which may be used to acquire securities on a "when-issued" or "delayed delivery" basis. A significant percentage of the Portfolio's assets committed to the purchase of securities on a "when-

--------------------------------------------------------------------------------
Investment Objective and Policies (continued)
--------------------------------------------------------------------------------


issued" "delayed delivery" basis may increase the volatility of the Portfolio's net asset value and may limit the flexibility to manage the Portfolio's investments.


      Stand-By Commitments. The Portfolio may acquire "stand-by commitments" with respect to Municipal Obligations it holds. Under a stand-by commitment, which resembles a put option, a broker, dealer or bank is obligated to repurchase at the Portfolio's option specified securities at a specified price. Each exercise of a stand-by commitment, therefore, is subject to the ability of the seller to make payment on demand. The Portfolio will acquire stand-by commitments solely to facilitate liquidity and does not intend to exercise the rights afforded by the commitments for trading purposes.

      Financial Futures and Options Transactions. To hedge against a decline in the value of Municipal Obligations it owns or an increase in the price of Municipal Obligations it proposes to purchase, the Portfolio may enter into financial futures contracts and invest in options on financial futures contracts that are traded on a U.S. exchange or board of trade. The futures contracts or options on futures contracts that may be entered into by the Portfolio will be restricted to those that are either based on an index of Municipal Obligations or relate to debt securities the prices of which are anticipated by the Investment Manager to correlate with the prices of the Municipal Obligations owned or to be purchased by the Portfolio. Regulations of the Commodity Futures Trading Commission ("CFTC") applicable to the Portfolio require that its transactions in futures and options be engaged in for "bona fide hedging" purposes or other permitted purposes, provided that aggregate initial margin deposits and premiums required to establish positions other than those considered by the CFTC to be "bona fide hedging" will not exceed 5% of the Portfolio's net asset value, after taking into account unrealized profits and unrealized losses on such contracts.

      A financial futures contract provides for the future sale by one party and the purchase by the other party of a certain amount of a specified property at a specified price, date, time and place. Unlike the direct investment in a futures contract, an option on a financial futures contract gives the purchaser the right, in return for the premium paid, to assume a position in the futures contract at a specified exercise price at any time prior to the expiration date of the option. Upon exercise of an option, the delivery of the futures position by the writer of the option to the holder of the option will be accompanied by delivery of the accumulated balance in the writer's futures margin account, which represents the amount by which the market price of the futures contract exceeds, in the case of a call, or is less than, in the case of a put, the exercise price of the option on the futures contract. The potential loss related to the purchase of an option on financial futures contracts is limited to the premium paid for the option (plus transaction costs). The value of the option may

--------------------------------------------------------------------------------
Investment Objective and Policies (continued)
--------------------------------------------------------------------------------

change daily and that change would be reflected in the net asset value of the Portfolio.

      Lending Securities. The Portfolio is authorized to lend securities it holds to brokers, dealers and other financial organizations, but it will not lend securities to any affiliate of the Investment Manager unless the Portfolio applies for and receives specific authority to do so from the SEC. Loans of the Portfolio's securities, if and when made, may not exceed 331/3 % of the value of the Portfolio's total assets. The Portfolio's loans of securities will be collateralized by cash, letters of credit or U.S. government securities that will be maintained at all times in a segregated account with PNC Bank in an amount equal to the current market value of the loaned securities.


      Repurchase Agreements. The Portfolio may enter into repurchase agreement transactions with banks which are the issuers of instruments acceptable for purchase by the Portfolio and with certain dealers on the Federal Reserve Bank of New York's list of reporting dealers. A repurchase agreement is a contract under which the buyer of a security simultaneously commits to resell the security to the seller at an agreed-upon price on an agreed-upon date. Under the terms of a typical repurchase agreement, the Portfolio would acquire an underlying debt obligation for a relatively short period subject to an obligation of the seller to repurchase, and the Portfolio to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the Portfolio's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the Portfolio's holding period. Under each repurchase agreement, the selling institution will be required to maintain the value of the securities subject to the repurchase agreement at not less than their repurchase price.

      Year 2000. The investment management services provided to the Portfolio by MMC and the services provided to shareholders by Salomon Smith Barney depend on the smooth functioning of their computer systems. Many computer software systems in use today cannot recognize the year 2000, but revert to 1900 or some other date, due to the manner in which dates were encoded and calculated. That failure could have a negative impact on the Portfolio's operations, including the handling of securities trades, pricing and account services. MMC and Salomon Smith Barney have advised the Portfolio that they have been reviewing all of their computer systems and actively working on necessary changes to their systems to prepare for the year 2000 and expect that their systems will be compliant before that date. In addition, MMC has been advised by the Portfolio's custodian, transfer agent and accounting service agent that they are also in the process of modifying their systems with the same goal. There can, however, be no assurance that MMC, Salomon Smith Barney or any other service provider will be successful, or that interaction with other non-complying computer systems will not impair Portfolio or shareholder services at that time.

--------------------------------------------------------------------------------
Investment Objective and Policies (continued)
--------------------------------------------------------------------------------


      In addition, the ability of issuers to make timely payments of interest and principal or to continue their operations or services may be impaired by the inadequate preparation of their computer systems for the year 2000. This may adversely affect the market values of securities of specific issuers or of securities generally if the inadequacy of preparation is perceived as widespread or as affecting trading markets.


      Risk Factors and Special Considerations

      Investment in the Portfolio involves risk factors and special considerations, such as those described below:

      Municipal Obligations. Market rates of interest available with respect to Municipal Obligations generally may be lower than those available with respect to taxable securities, although the differences may be wholly or partially offset by the effects of federal income tax on income derived from taxable securities. The amount of available information about the financial condition of issuers of Municipal Obligations may be less extensive than that for corporate issuers with publicly traded securities, and the market for Municipal Obligations may be less liquid than the market for corporate debt obligations. Although the Portfolio's policy will generally be to hold Municipal Obligations until their maturity, the relative illiquidity of some of the Portfolio's securities may adversely affect the ability of the Portfolio to dispose of the securities in a timely manner and at a fair price. The market for less liquid securities tends to be more volatile than the market for more liquid securities and market values of relatively illiquid securities may be more susceptible to change as a result of adverse publicity and investor perceptions than are the market values of more liquid securities. Although the issuer of certain Municipal Obligations may be obligated to redeem the obligations at face value, redemption could result in capital losses to the Portfolio to the extent that the Municipal Obligations were purchased by the Portfolio at a premium to face value.

      Although the municipal obligations in which the Portfolio may invest will be, at the time of investment, rated investment grade, municipal securities, like other debt obligations, are subject to the risk of non-payment by their issuers. The ability of issuers of Municipal Obligations to make timely payments of interest and principal may be adversely affected in general economic downturns and as relative governmental cost burdens are allocated and reallocated among federal, state and local governmental units. Non-payment by an issuer would result in a reduction of income to the Portfolio, and could result in a reduction in the value of the Municipal Obligations experiencing non-payment and a potential decrease in the net asset value of the Portfolio.

      Unrated Securities. The Portfolio may invest in unrated securities that the Investment Manager determines to be of comparable quality to the rated securities in which the Portfolio may invest. Dealers may not maintain daily markets in

--------------------------------------------------------------------------------
Investment Objective and Policies (continued)
--------------------------------------------------------------------------------

unrated securities and retail secondary markets for many of them may not exist. As a result, the Portfolio's ability to sell these securities when the Investment Manager deems it appropriate may be diminished.

      Municipal Leases. Municipal leases in which the Portfolio may invest have special risks not normally associated with Municipal Obligations. These obligations frequently contain non-appropriation clauses that provide that the governmental issuer of the obligation need not make future payments under the lease or contract unless money is appropriated for that purpose by a legislative body annually or on another periodic basis. Moreover, although a municipal lease typically will be secured by financed equipment or facilities, the disposition of the equipment or facilities in the event of foreclosure might prove difficult.

      Non-Publicly Traded Securities. As suggested above, the Portfolio may, from time to time, invest a portion of its assets in non-publicly traded Municipal Obligations. Non-publicly traded securities may be less liquid than publicly traded securities. Although non-publicly traded securities may be resold in privately negotiated transactions, the prices realized from these sales could be less than those originally paid by the Portfolio.

      When-Issued and Delayed Delivery Transactions. Securities purchased on a when-issued or delayed delivery basis may expose the Portfolio to risk because the securities may experience fluctuations in value prior to their delivery. Purchasing securities on a when-issued or delayed delivery basis can involve the additional risk that the yield available in the market when the delivery takes place may be higher than that obtained in the transaction itself.

      Lending Securities. The risks associated with lending Portfolio securities, as with other extensions of credit, consist of possible loss of rights in the collateral should the borrower fail financially.

      Financial Futures and Options. Although the Portfolio intends to enter into financial futures contracts and options on financial futures contracts that are traded on a U.S. exchange or board of trade only if an active market exists for those instruments, no assurance can be given that an active market will exist for them at any particular time. If closing a futures position in anticipation of adverse price movements is not possible, the Portfolio would be required to make daily cash payments of variation margin. In those circumstances, an increase in the value of the portion of the Portfolio's investments being hedged, if any, may offset partially or completely losses on the futures contract. No assurance can be given, however, that the price of the securities being hedged will correlate with the price movements in a futures contract and, thus, provide an offset to losses on the futures contract or option on the futures contract. In addition, in light of the risk of an imperfect correlation between securities held by the Portfolio that are the subject of a hedging transaction and the futures or options used as a hedging device, the hedge may not

--------------------------------------------------------------------------------
Investment Objective and Policies (continued)
--------------------------------------------------------------------------------

be fully effective because, for example, losses on the securities held by the Portfolio may be in excess of gains on the futures contract or losses on the futures contract may be in excess of gains on the securities held by the Portfolio that were the subject of the hedge. If the Portfolio has hedged against the possibility of an increase in interest rates adversely affecting the value of securities it holds and rates decrease instead, the Portfolio will lose part or all of the benefit of the increased value of securities that it has hedged because it will have offsetting losses in its futures or options positions.


      Non-Diversified Classification. Investment in the Portfolio, which is classified as a non-diversified fund under the 1940 Act, may present greater risks to investors than an investment in a diversified fund. The investment return on a non-diversified fund typically is dependent upon the performance of a smaller number of securities relative to the number of securities held in a diversified fund. The Portfolio may assume large positions in the obligations of a small number of issuers, which would affect the value of the securities it holds to a greater extent than that of a diversified fund in the event of changes in the financial condition, or in the market's assessment, of those issuers.


      Investment Restrictions


      The Portfolio has adopted certain fundamental investment restrictions that may not be changed without the prior approval of the holders of a "majority of the outstanding voting securities of the Portfolio," within the meaning of the 1940 Act. A "majority of the outstanding voting securities" for this purpose means the lesser of (1) 67% or more of the shares of the Portfolio's Common Stock present at a meeting of shareholders, if the holders of 50% of the outstanding shares are present or represented by proxy at the meeting or (2) more than 50% of the outstanding shares. Among the investment restrictions applicable to the Portfolio is that the Portfolio is prohibited from borrowing money, except for temporary or emergency purposes, or for clearance of transactions, in amounts not exceeding 15% of its total assets (not including the amount borrowed) and as otherwise described in this Prospectus -- when the Portfolio's borrowings exceed 5% of the value of its total assets, the Portfolio will not make any additional investments. In addition, the Portfolio will not invest more than 25% of its total assets in the securities of issuers in any single industry, except that this limitation will not be applicable to the purchase of U.S. government securities. Also, the Portfolio may not purchase securities other than Municipal Obligations and Taxable Investments. For a complete listing of the investment restrictions applicable to the Portfolio, see "Investment Restrictions" in the SAI. All percentage limitations included in the investment restrictions apply at the time of an investment by the Fund, and any subsequent change in any applicable percentage resulting from market fluctuations will not require the Portfolio to dispose of any security that it holds.

--------------------------------------------------------------------------------
Net Asset Value
--------------------------------------------------------------------------------

      The Portfolio's net asset value will be calculated as of the close of regular trading on the NYSE, currently 4:00 p.m., New York time, on the last day on which the NYSE is open for trading of each week and month. Net asset value is calculated by dividing the value of the Portfolio's net assets (the value of its assets less its liabilities, exclusive of capital stock and surplus) by the total number of shares of Common Stock outstanding. Investments in U.S. Government securities having a maturity of 60 days or less are valued at amortized cost. All other securities and assets are taken at fair value as determined in good faith by or under the direction of the Board of Directors.

      The valuation of the Portfolio's assets is made by the Investment Manager after consultation with an independent pricing service (the "Service") approved by the Board of Directors. When, in the judgment of the Service, quoted bid prices for investments are readily available and are representative of the bid side of the market, these investments are valued at the mean between the quoted bid prices and asked prices. Investments for which, in the judgment of the Service, no readily obtainable market quotation is available (which may constitute a majority of the Portfolio's portfolio securities), are carried at fair value as determined by the Service. The Service may use electronic data processing techniques and/or a matrix system to determine valuations. The procedures of the Service are reviewed periodically by the officers of the Portfolio under the general supervision and responsibility of the Board of Directors, which may replace the Service at any time if it determines it to be in the best interests of the Portfolio to do so.

--------------------------------------------------------------------------------
Share Price Data
--------------------------------------------------------------------------------


      The Common Stock is listed on the NYSE under the symbol "MMU." Salomon Smith Barney currently intends to make a market in the Portfolio's Common Stock.

      The following table sets forth the high and low sales prices for the Common Stock, the net asset value per share and the discount or premium to net asset value represented by the quotation for each quarterly period during the last two fiscal years and for the first quarter of 1998.

--------------------------------------------------------------------------------
Share Price Data (continued)
--------------------------------------------------------------------------------


                    Quarterly High Price             Quarterly Low Price
                    --------------------             -------------------
                 Net Asset  NYSE   (Discount)    Net Asset    NYSE  (Discount)
                   Value    Price    to NAV        Value     Price   to NAV
================================================================================
8/31/96          $12.28    $12.000   (2.28)%     $11.97     $11.375   (4.97)%
11/30/96          12.510    11.875   (5.08)       12.030     11.500   (4.41)
2/28/97           12.370    12.000   (2.99)       11.880     11.125   (6.36)
5/31/97           11.930    11.875   (0.46)       11.570     11.250   (2.77)
8/31/97           12.430    12.188   (1.95)       12.020     11.625   (3.29)
11/30/97          12.450    12.000   (3.61)       12.220     11.375   (6.91)
2/28/98           12.620    12.375   (1.94)       12.350     11.438   (7.38)
5/31/98           12.420    11.625   (6.40)       12.220     10.875  (11.00)
8/31/98           12.450    11.313   (9.13)       12.300     10.688  (13.10)

      As of September 11, 1998, the price of Common Stock as quoted on the NYSE was $10.938, representing an 8.00% discount from the Common Stock's net asset value calculated on that day.


--------------------------------------------------------------------------------
Taxation
--------------------------------------------------------------------------------

      The following is a summary of the material federal tax considerations affecting the Portfolio and Portfolio shareholders, please refer to the SAI for further discussion. In addition to the considerations described below and in the SAI, there may be other federal, state, local, or foreign tax applications to consider. Because taxes are a complex matter, prospective shareholders are urged to consult their tax advisors for more detailed information with respect to the consequences of any investment.

      The Portfolio has qualified and intends to qualify, as it has in prior years, under Subchapter M of the Code for tax treatment as a regulated investment company. In each taxable year that the Portfolio qualifies, so long as such qualification is in the best interests of its shareholders, the Portfolio will pay no federal income tax on its net investment income and long-term capital gain that is distributed to shareholders. The Portfolio also intends to satisfy conditions that will enable it to pay "exempt-interest dividends" to shareholders. Exempt-interest dividends are generally not subject to regular federal income taxes but may be considered taxable for state and local income (or intangible) tax purposes.

      Exempt-interest dividends attributable to interest received by the Portfolio on certain "private-activity" bonds will be treated as a specific tax preference item to be included in a shareholder's alternative minimum tax computation. In addition to the alternative minimum tax, corporate shareholders must include 75% of the interest as an adjustment (the "current earnings adjustment") in computing corporate mini-

--------------------------------------------------------------------------------
Taxation (continued)
--------------------------------------------------------------------------------

mum taxable income. Exempt-interest dividends derived from the interest earned on private activity bonds will not be exempt from federal income tax for those shareholders who are "substantial users" (or persons related to "substantial users") of the facilities financed by these bonds.

      Shareholders who receive social security or equivalent railroad retirement benefits should note that exempt-interest dividends are one of the items taken into consideration in determining the amount of these benefits that may be subject to federal income tax.

      The interest expense incurred by a shareholder on borrowings made to purchase, or carry Portfolio shares, are not deductible for federal income tax purposes to the extent related to the exempt-interest dividends received on such shares.

      Dividends paid by the Portfolio from interest income on taxable investments, net realized short-term securities gains, and, all, or a portion of, any gains realized from the sale or other disposition of certain market discount bonds are subject to federal income tax as ordinary income.


      Distributions, if any, from net realized long-term securities gains are taxable as long-term capital gains, regardless of the length of time a shareholder has owned Portfolio shares.

      Shareholders are required to pay tax on all taxable distributions even if those distributions are automatically reinvested in additional Portfolio shares. None of the dividends paid by the Portfolio will qualify for the corporate dividends received deduction. The Portfolio will inform shareholders of the source and tax status of all distributions promptly after the close of each calendar year.


      The Portfolio is required to withhold ("backup withholding") 31% of all taxable dividends, capital gain distributions, and the proceeds of any redemption, regardless of whether gain or loss is realized upon the redemption, for shareholders who do not provide the Portfolio with a correct taxpayer identification number (social security or employer identification number). Withholding from taxable dividends and capital gain distributions also is required for shareholders who otherwise are subject to backup withholding. Any tax withheld as a result of backup withholding does not constitute an additional tax, and may be claimed as a credit on the shareholders' federal income tax return.

--------------------------------------------------------------------------------
Management of the Portfolio
--------------------------------------------------------------------------------

      Board of Directors

      Overall responsibility for management and supervision of the Portfolio rests with the Portfolio's Board of Directors. The Directors approve all significant agreements with the Portfolio's investment manager, administrator, custodian

--------------------------------------------------------------------------------
Management of the Portfolio (continued)
--------------------------------------------------------------------------------

and transfer agent. The day-to-day operations of the Fund are delegated to the Portfolio's Investment Manager. The SAI contains background information regarding each Director and executive officer of the Portfolio.

      Investment Manager and Administrator


      MMC, located at 388 Greenwich Street, New York, New York 10013, serves as the Portfolio's investment manager. The Investment Manager, through its predecessors, has been in the investment counseling business since 1968 and renders investment advice to a wide variety of individual, institutional and investment company clients with aggregate assets under management as of August 31, 1998 in excess of $106 billion. The Investment Manager is wholly-owned by Holdings, the parent company of Salomon Smith Barney. Holdings is a wholly-owned subsidiary of Travelers, a financial service holdings company engaged through its subsidiaries, principally in four business segments: Investment Services including Asset Management, Consumer Finance Services, Life Insurance Services and Property & Casualty Insurance Services. MMC, Holdings and Salomon Smith Barney are located at 388 Greenwich Street, New York, New York 10013.

      Subject to the supervision and direction of the Portfolio's Board of Directors, the Investment Manager manages the securities held by the Portfolio in accordance with the Portfolio's stated investment objective and policies, makes investment decisions for the Portfolio, places orders to purchase and sell securities on behalf of the Portfolio and employs managers and securities analysts who provide research services to the Portfolio. The Portfolio pays the Investment Manager a fee for services provided to the Portfolio that is computed daily and paid monthly at the annual rate of 0.70% of the value of the Portfolio's average daily net assets. In addition, MMC serves as administrator and is paid a fee by the Portfolio that is computed daily and paid monthly at an annual rate of 0.20% of the value of the Portfolio's average daily net assets.

      Transactions on behalf of the Portfolio are allocated to various dealers by the Investment Manager in its best judgment. The primary consideration is prompt and effective execution of orders at the most favorable price. Subject to that primary consideration, dealers may be selected for their research, statistical or other services to enable the Investment Manager to supplement its own research and analysis with the views and information of other securities firms. The Portfolio may use Salomon Smith Barney or a Salomon Smith Barney-affiliated broker in connection with the purchase or sale of securities when the Investment Manager believes that the broker's charge for the transaction does not exceed usual and customary levels. The same standard applies to the use of Salomon Smith Barney as a broker in connection with entering into options and futures contracts. The Portfolio paid no brokerage commissions in the last fiscal year, because transactions in fixed income securities are executed as principal transactions by the various dealers.

--------------------------------------------------------------------------------
Management of the Portfolio (continued)
--------------------------------------------------------------------------------


      On April 6, 1998, Travelers announced that it had entered into a Merger Agreement with Citicorp. The transaction, which was originally expected to be completed during the third quarter of 1998, is subject to various regulatory approvals, including approval by the Federal Reserve Board. The transaction has been approved by the stockholders of each of Travelers and Citicorp. Travelers has filed an application to become a bank holding company so that, upon consummation of the merger, the surviving corporation would be a bank holding company subject to regulation under the Bank Holding Company Act of 1956 (the "BHCA"). The requirements of the BHCA, the Glass-Steagall Act and certain other laws and regulations will then be applicable to Travelers and its subsidiaries.

      The Manager does not believe that its compliance with applicable law following the merger of Travelers and Citicorp will have a material adverse effect on its ability to continue to provide the Portfolio with the same level of investment advisory services that it currently receives. Salomon Smith Barney and the Manager believe that the Manager's services under the Management Agreement and the market-making activities performed by Salomon Smith Barney are not underwriting and would be consistent with the Glass-Steagall Act and other relevant federal and state laws. However, there is little controlling precedent regarding the performance of the combination of investment advisory and administrative activities by subsidiaries of bank holding companies. If Salomon Smith Barney and the Manager, or their affiliates, were to be prevented from acting as the manager or administrator, the Portfolio would seek alternative means for obtaining these services. The Portfolio does not expect that shareholders would suffer any adverse financial consequences as a result of any such occurrence.


      Portfolio Management


      Joseph P. Deane, Vice President and Investment Officer of the Portfolio, is primarily responsible for the management of the Portfolio's assets. Mr. Deane has served in this capacity since the Portfolio commenced operations in 1992 and manages the day-to-day operations of the Portfolio, including making all investment decisions. Mr. Deane is an Investment Officer of MMC and is the senior portfolio manager for a number of investment companies and other accounts investing in tax-exempt securities.


--------------------------------------------------------------------------------
Dividends and Distributions; Dividend Reinvestment Plan
--------------------------------------------------------------------------------


      The Portfolio generally expects to pay monthly dividends of net investment income (income other than net realized capital gains) and to distribute net realized capital gains, if any, annually. From time to time, when the Portfolio makes a substantial capital gains distribution, it may do so in lieu of paying its regular

--------------------------------------------------------------------------------
Dividends and Distributions; Dividend Reinvestment Plan (continued)
--------------------------------------------------------------------------------


monthly dividend. All dividends or distributions with respect to shares of Common Stock are reinvested automatically in additional shares through participation in the Portfolio's Dividend Reinvestment Plan (the "Plan"), unless a shareholder elects to receive cash.

      Under the Portfolio's Dividend Reinvestment Plan, a shareholder whose shares of Common Stock are registered in his or her own name will have all distributions from the Portfolio reinvested automatically by First Data as purchasing agent under the Plan, unless the shareholder elects to receive cash. Distributions with respect to shares registered in the name of a broker-dealer or other nominee (that is, in "street name") will be reinvested by the broker or nominee in additional shares under the Plan, unless the service is not provided by the broker or nominee or the shareholder elects to receive distributions in cash. Investors who own Common Stock registered in street name should consult their broker-dealers for details regarding reinvestment. All distributions to Portfolio shareholders who do not participate in the Plan will be paid by check mailed directly to the record holder by or under the direction of First Data as dividend paying agent.

      The number of shares of Common Stock distributed to participants in the Plan in lieu of a cash dividend is determined in the following manner. Whenever the market price of the Common Stock is equal to or exceeds the net asset value per share on the date of valuation, Plan participants will be issued shares of Common Stock at a price equal to the greater of (1) the net asset value per share most recently determined as described under "Net Asset Value" or (2) 95% of the market price.

      If the net asset value per share of Common Stock at the time of valuation exceeds the market price of the Common Stock, or if the Portfolio declares a dividend or capital gains distribution payable only in cash, First Data will buy Common Stock in the open market, on the NYSE or elsewhere, for the participants' accounts. If, following the commencement of the purchases and before First Data has completed its purchases, the market price exceeds the net asset value of the Common Stock, First Data will attempt to terminate purchases in the open market and cause the Portfolio to issue the remaining portion of the dividend or distribution by issuing shares at a price equal to the greater of (a) net asset value or (b) 95% of the then current market price. In this case, the number of shares of Common Stock received by a Plan participant will be based on the weighted average of prices paid for shares purchased in the open market and the price at which the Portfolio issues the remaining shares. To the extent First Data is unable to stop open market purchases and cause the Portfolio to issue the remaining shares, the average per share purchase price paid by First Data may exceed the net asset value of the Common Stock, resulting in the acquisition of fewer shares than if the dividend or capital gains distribution had been paid in Common Stock issued by the Portfolio at net asset value. First Data will begin to purchase Common Stock on the open market as soon as practicable after the payment date of the dividend or capital gains

--------------------------------------------------------------------------------
Dividends and Distributions; Dividend Reinvestment Plan (continued)
--------------------------------------------------------------------------------


distribution, but in no event shall such purchases continue later than 30 days after that date, except when necessary to comply with applicable provisions of the federal securities laws.

      First Data maintains all shareholder accounts in the Plan and furnishes written confirmations of all transactions in each account, including information needed by a shareholder for personal and tax records. The automatic reinvestment of dividends and capital gains distributions will not relieve Plan participants of any income tax that may be payable on the dividends or capital gains distributions. Common Stock in the account of each Plan participant will be held by First Data in uncertificated form in the name of each Plan participant.

      Plan participants are subject to no charge for reinvesting dividends and capital gains distributions under the Plan. First Data's fees for handling the reinvestment of dividends and capital gains distributions will be paid by the Portfolio. No brokerage charges apply with respect to shares of Common Stock issued directly by the Portfolio under the Plan. Each Plan participant will, however, bear a proportionate share of brokerage commissions incurred with respect to any open market purchases made under the Plan.

      Experience under the Plan may indicate that changes to it are desirable. The Portfolio reserves the right to amend or terminate the Plan as applied to any dividend or capital gains distribution paid subsequent to written notice of the change sent to participants at least 30 days before the record date for the dividend or capital gains distribution. The Plan also may be amended or terminated by First Data, with the Portfolio's prior written consent, on at least 30 days' written notice to Plan participants. All correspondence concerning the Plan should be directed by mail to First Data Investor Services Group, P.O. Box 8030, Boston, Massachusetts 02266-8030 or by telephone at 1-800-331-1710.


--------------------------------------------------------------------------------
Certain Provisions of the Articles of Incorporation
and Market Discount
--------------------------------------------------------------------------------

      Anti-Takeover Provisions

      The Portfolio presently has provisions in its Articles of Incorporation and Bylaws (commonly referred to as "anti-takeover" provisions) which may have the effect of limiting the ability of other entities or persons to acquire control of the Portfolio, to cause it to engage in certain transactions or to modify its structure.

      The Board of Directors is classified into three classes, each with a term of three years with only one class of directors standing for election in any year. Such classification may prevent replacement of a majority of the directors for up to a two-year period. Directors may be removed from office only for cause by vote of at least

--------------------------------------------------------------------------------
Certain Provisions of the Articles of Incorporation
and Market Discount (continued)
--------------------------------------------------------------------------------

75% of the shares entitled to be voted on the matter. In addition, unless 70% of the Board of Directors approves the transaction, the affirmative vote of the holders of at least 75% of the shares will be required to authorize the Portfolio's conversion from a closed-end to an open-end investment company, or generally to authorize any of the following transactions: (i) merger, consolidation or share exchange of the Portfolio with or into any other corporation; (ii) dissolution or liquidation of the Portfolio; (iii) sale, lease, exchange or other disposition of all or substantially all of the assets of the Portfolio; (iv) change in the nature of the business of the Portfolio so that it would cease to be an investment company registered under the 1940 Act; or (v) sale, lease or exchange to the Portfolio, in exchange for securities of the Portfolio, of any assets of any entity or person (except assets having an aggregate fair market value of less than $1,000,000). The affirmative vote of at least 75% of the shares will be required to amend the Articles of Incorporation or Bylaws to change any of the foregoing provisions.

      The percentage votes required under these provisions, which are greater than the minimum requirements under Maryland law or the 1940 Act, will make more difficult a change in the Portfolio's business or management and may have the effect of depriving shareholders of an opportunity to sell shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the Portfolio in a tender offer or similar transaction. The Portfolio's Board of Directors, however, has considered these anti-takeover provisions and believes they are in the best interests of shareholders.

      Market Discount

      Shares of common stock of closed-end investment companies frequently trade at a discount from net asset value, or in some cases trade at a premium. Shares of closed-end investment companies investing primarily in fixed-income securities tend to trade on the basis of income yield on the market price of the shares and the market price may also be affected by trading volume, general market conditions and economic conditions and other factors beyond the control of the Portfolio. As a result, the market price of the Portfolio's shares may be greater or less than the net asset value. Since the commencement of the Portfolio's operations, the Portfolio's shares have traded in the market at prices that were at times equal to, but generally were below, net asset value.

      Some closed-end investment companies have taken certain actions, including the repurchase of common stock in the market at market prices and the making of one or more tender offers for common stock at net asset value, in an effort to reduce or mitigate the discount, and others have converted to an open-end investment company, the shares of which are redeemable at net asset value.

--------------------------------------------------------------------------------
Certain Provisions of the Articles of Incorporation
and Market Discount (continued)
--------------------------------------------------------------------------------


      The Portfolio's Board of Directors has seen no reason to adopt any of the steps specified above, which some other closed-end Portfolios have used to address the discount. The experience of many closed-end funds suggests that the effect of many of these steps (other than open-ending) on the discount may be temporary or insignificant. Accordingly, there can be no assurance that any of these actions will be taken or, if undertaken, will cause the Portfolio's shares to trade at a price equal to their net asset value. The Portfolio's Investment Manager may voluntarily waive its fees from time to time in order to increase the Portfolio's dividend yield in an effort to reduce the discount. Any such waiver may be terminated at any time, and there can be no assurance that such actions would be successful at reducing the discount.


--------------------------------------------------------------------------------
Description of Common Stock
--------------------------------------------------------------------------------

                                                           Amount Outstanding
                                                          Exclusive of Shares
                                        Amount Held    Held by Portfolio for Its
                         Amount       by Portfolio for     Own Account as of
 Title of Class        Authorized     Its Own Account      September 11, 1998
================================================================================
  Common Stock      500,000,000 Shares       --                34,606,943
================================================================================


      No shares, other than those currently outstanding, are offered for sale pursuant to this Prospectus. All shares of Common Stock have equal non-cumulative voting rights and equal rights with respect to dividends, assets and liquidations. Shares of Common Stock will be fully paid and non-assessable when issued and have no preemptive, conversion or exchange rights. A majority of the votes cast at any meeting of shareholders is sufficient to take or authorize action, except for election of Directors or as otherwise provided in the Portfolio's Articles of Incorporation as described under "Certain Provisions of the Articles of Incorporation and Market Discount."


      Under the rules of the NYSE applicable to listed companies, the Portfolio is required to hold an annual meeting of shareholders in each year. If the Portfolio's shares are no longer listed on the NYSE (or any other national securities exchange the rules of which require annual meetings of shareholders), the Portfolio may decide not to hold annual meetings of shareholders.

      The Portfolio has no current intention of offering additional shares, except that additional shares may be issued under the Plan. See "Dividends and Distributions; Dividend Reinvestment Plan." Such offerings of shares, if made, will require approval of the Portfolio's Board of Directors and will be subject to the requirement of the 1940 Act that shares may not be sold at a price below the then current net asset value (exclusive of underwriting discounts and commissions) except in con-

--------------------------------------------------------------------------------
Description of Common Stock (continued)
--------------------------------------------------------------------------------

nection with an offering to existing shareholders or with the consent of a majority of the Portfolio's outstanding shares.

--------------------------------------------------------------------------------
Custodian and Transfer Agent
--------------------------------------------------------------------------------

      PNC Bank, located at 17th and Chestnut Streets, Philadelphia, Pennsylvania 19103, acts as custodian of the Portfolio's investments. First Data, located at One Exchange Place, Boston, Massachusetts 02109, serves as agent in connection with the Plan and serves as the Portfolio's transfer agent, dividend-paying agent and registrar.

--------------------------------------------------------------------------------
Experts
--------------------------------------------------------------------------------

      The audited financial statements have been incorporated by reference in the SAI in reliance upon the report of KPMG Peat Marwick LLP, independent auditors, and upon the authority of said firm as experts in accounting and auditing.

--------------------------------------------------------------------------------
Further Information
--------------------------------------------------------------------------------

      This Prospectus does not contain all of the information set forth in the Registration Statement filed with the SEC. The complete Registration Statement may be obtained from the SEC upon payment of the fee prescribed by its Rules and Regulations.


      No person has been authorized to give any information or make any representations not contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Portfolio, the Portfolio's Investment Manager or Salomon Smith Barney. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy any security other than the shares of Common Stock offered by this Prospectus, nor does it constitute an offer to sell or a solicitation of any offer to buy the shares of Common Stock by anyone in any jurisdiction in which the offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder will, under any circumstances, create any implication that there has been no change in the affairs of the Portfolio since the date of this Prospectus. If any material change occurs while this Prospectus is required by law to be delivered, however, this Prospectus will be supplemented or amended accordingly.

--------------------------------------------------------------------------------
Appendix A
--------------------------------------------------------------------------------

                         TYPES OF MUNICIPAL OBLIGATIONS


      The Portfolio may invest in the following types of Municipal Obligations and in such other types of Municipal Obligations as may be described in the Prospectus.


      Municipal Bonds

      Municipal bonds are debt obligations issued to obtain funds for various public purposes. The two principal classifications of municipal bonds are "general obligation" and "revenue" bonds. General obligation bonds are secured by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. Revenue bonds are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or from another specific source, such as the user of the facility being financed. Certain municipal bonds are "moral obligation" issues, which normally are issued by special purpose public authorities. In the case of such issues, an express or implied "moral obligation" of a stated government unit is pledged to the payment of the debt service but is usually subject to annual budget appropriations.

      Industrial Development Bonds and Private Activity Bonds

      Industrial development bonds ("IDBs") and private activity bonds ("PABs") are municipal bonds issued by or on behalf of public authorities to finance various privately operated facilities, such as airports or pollution control facilities. IDBs and PABs generally do not carry the pledge of the credit of the issuing municipality, but are guaranteed by the corporate entity on whose behalf they are issued. IDBs and PABs are generally revenue bonds and thus are not payable from the unrestricted revenue of the issuer. The credit quality of IDBs and PABs is usually directly related to the credit standing of the user of the facilities being financed.

      Municipal Lease Obligations

      Municipal lease obligations are Municipal Obligations that may take the form of leases, installment purchase contracts or conditional sales contracts, or certificates of participation with respect to such contracts or leases. Municipal lease obligations are issued by state and local governments and authorities to purchase land or various types of equipment and facilities. Although municipal lease obligations do not constitute general obligations of the municipality for which the municipality's taxing authority is pledged, they ordinarily are backed by the municipality's covenant to budget for, appropriate and make the payments due under the lease obligation. The leases underlying certain Municipal Obligations, however, provide that lease payments are subject to partial or full abatement if, because of material damage or destruction of the leased property, there is substantial interference with the lessee's use or occupancy of such property. This "abatement risk" may be reduced by the existence of insurance covering the leased property, the maintenance

--------------------------------------------------------------------------------
Appendix A (continued)
--------------------------------------------------------------------------------

by the lessee of reserve funds or the provision of credit enhancements such as letters of credit.

      The liquidity of municipal lease obligations varies. Municipal leases held by the Portfolio will be considered illiquid securities unless the Portfolio's Board of Directors determines on an on-going basis that the leases are readily marketable. Certain municipal lease obligations contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease or installment purchase payments in future years unless money is appropriated for such purpose on a yearly basis. In the case of a "non-appropriation" lease, the Portfolio's ability to recover under the lease in the event of non-appropriation or default will be limited solely to the repossession of the leased property, without recourse to the general credit of the lessee, and disposition of the property in the event of foreclosure might be difficult. The Portfolio will not invest more than 5% of its assets in such "non-appropriation" municipal lease obligations.

      Zero Coupon Obligations


      The Portfolio may invest in zero coupon Municipal Obligations. Such obligations include "pure zero" obligations, which pay no interest for their entire life (either because they bear no stated rate of interest or because their stated rate of interest is not payable until maturity), and "zero/fixed" obligations, which pay no interest for an initial period and thereafter pay interest currently. Zero coupon obligations also include securities representing the principal-only components of Municipal Obligations from which the interest components have been stripped and sold separately by the holders of the underlying Municipal Obligations. Zero coupon securities usually trade at a deep discount from their face or par value and will be subject to greater fluctuations in market value in response to changing rates than obligations of comparable maturity that make current distributions of interest. While zero coupon Municipal Obligations will not contribute to the cash available to the Portfolio, MMC believes that limited investments in such securities may facilitate the Portfolio's ability to preserve capital while generating tax-exempt income through the accrual of original interest discount. Zero coupon Municipal Obligations generally are liquid, although such liquidity may be reduced from time to time due to interest rate volatility and other factors. The Portfolio may invest up to 10% of its total assets in zero coupon Municipal Obligations.


      Floating Rate Obligations

      The Portfolio may purchase floating and variable rate municipal notes and bonds, which frequently permit the holder to demand payment of principal at any time, or at specified intervals, and permit the issuer to prepay principal, plus accrued interest, at its discretion after a specified notice period. The issuer's obligations under the demand feature of such notes and bonds generally are secured by

--------------------------------------------------------------------------------
Appendix A (continued)
--------------------------------------------------------------------------------

bank letters of credit or other credit support arrangements. There frequently will be no secondary market for variable and floating rate obligations held by the Portfolio, although the Portfolio may be able to obtain payment of principal at face value by exercising the demand feature of the obligation.

      Participation Interests


      The Portfolio may invest up to 5% of its total assets in participation interests in municipal bonds, including IDBs, PABs and floating and variable rate securities. A participation interest gives the Portfolio an undivided interest in a municipal bond owned by a bank. The Portfolio has the right to sell the instrument back to the bank. If the participation interest is unrated, it will be backed by an irrevocable letter of credit or guarantee of a bank that the Portfolio's Board of Directors has determined meets certain credit quality standards or the payment obligation will otherwise be collateralized by U.S. government securities. The Portfolio will have the right, with respect to certain participation interests, to draw on the letter of credit on demand, after specified notice for all or any part of the principal amount of the Portfolio's participation interest, plus accrued interest. Generally, the Portfolio intends to exercise the demand under the letters of credit or other guarantees only upon a default under the terms of the underlying bond, or to maintain the Portfolio's assets in accordance with its investment objective and policies. The ability of a bank to fulfill its obligations under a letter of credit or guarantee might be affected by possible financial difficulties of its borrowers, adverse interest rate or economic conditions, regulatory limitations or other factors. MMC will monitor the pricing, quality and liquidity of the participation interests held by the Portfolio and the credit standing of the banks issuing letters of credit or guarantees supporting such participation interests on the basis of published financial information reports of rating services and bank analytical services.


      Custodial Receipts

      The Portfolio may acquire custodial receipts or certificates underwritten by securities dealers or banks that evidence ownership of future interest payments, principal payments or both on certain Municipal Obligations. The underwriter of these certificates or receipts typically purchases Municipal Obligations and deposits the obligations in an irrevocable trust or custodial account with a custodian bank, which then issues receipts or certificates that evidence ownership of the periodic unmatured coupon payments and the final principal payment on the obligations. Custodial receipts evidencing specific coupon or principal payments have the same economic attributes as zero coupon Municipal Obligations described above. Although under the terms of the custodial receipt the Portfolio would be typically authorized to assert its rights directly against the issuer of the underlying obligation, the Portfolio could be required to assert through the custodian bank those rights that may exist against the underlying issuer. Thus, in the event the underlying issuer

--------------------------------------------------------------------------------
Appendix A (continued)
--------------------------------------------------------------------------------

fails to pay principal or interest when due, the Portfolio may be subject to delays, expenses and risks that are greater than those that would have been involved if the Portfolio had purchased a direct obligation of the issuer. In addition, in the event that the trust or custodial account in which the underlying security has been deposited is determined to be an association taxable as a corporation, instead of a non-taxable entity, the yield on the underlying security would be reduced in recognition of any taxes paid.

      Municipal Obligation Components

      The Portfolio may invest in Municipal Obligations, the interest rate on which has been divided by the issuer into two different and variable components, which together result in a fixed interest rate. Typically, the first of the components (the "Auction Component") pays an interest rate that is reset periodically through an auction process, whereas the second of the components (the "Residual Component") pays a residual interest rate based on the difference between the total interest paid by the issuer on the Municipal Obligation and the auction rate paid on the Auction Component. The Portfolio may purchase both Auction and Residual Components.

      Because the interest rate paid to holders of Residual Components is generally determined by subtracting the interest rate paid to the holders of Auction Components from a fixed amount, the interest rate paid to Residual component holders will decrease as the Auction Component's rate increases and increase as the Auction Component's rate decreases. Moreover, the extent of the increases and decreases in market value of Residual Components may be larger than comparable changes in the market value of an equal principal amount of a fixed rate Municipal Obligation having similar credit quality, redemption provisions and maturity.

--------------------------------------------------------------------------------
Appendix B
--------------------------------------------------------------------------------

      Tax-Exempt Income Compared to Taxable Income

      The tables below show individual taxpayers how to translate the tax savings from investments such as the Portfolio into an equivalent return from a taxable investment. The yields used below are for illustration only and are not intended to represent current or future yields for the Portfolio, which may be higher or lower than those shown.

                                        Federal
                                        Marginal               Tax-Exempt Rate
              Taxable Income              Rate*  2.0%    3.0%    4.0%    5.0%    6.0%    7.0%
==============================================================================================
        Single             Joint                           Equivalent Taxable Yield
                                                           ------------------------
$      0-24,0000   $      0-40,1000      15.0%   2.35%   3.53%   4.71%   5.88%   7.06%   8.24%
  24,001-58,1500     40,101-96,9000      28.0    2.78    4.17    5.56    6.94    8.33    9.72
  58,151-121,300     96,901-147,700      31.0    2.90    4.35    5.80    7.25    8.70   10.14
 121,301-263,750    147,701-263,750      36.0    3.13    4.69    6.25    7.81    9.38   10.94
    over 263,750       over 263,750      39.6    3.31    4.97    6.62    8.28    9.93   11.59
==============================================================================================

* The Federal tax rates shown are those currently in effect for 1997. The calculations assume that no income will be subject to the federal alternative minimum tax.


                                                                             B-1



MANAGED MUNICIPALS PORTFOLIO INC.
PART B

Managed Municipals Portfolio Inc.

388 Greenwich Street
New York, New York  10013
800-331-1710

Statement of Additional Information

September 28, 1998

	Managed Municipals Portfolio Inc. (the "Portfolio") is a non-diversified, closed-end management investment company that seeks as high a level of current income exempt from federal income tax as is consistent with the preservation of principal. Under normal conditions, the Portfolio will, in seeking its investment objective, invest substantially all of its assets in long-term, investment grade obligations issued by state and local governments political subdivisions, agencies and public authorities ("Municipal Obligations"). No assurance can be given that the Portfolio will be able to achieve its investment objective.

	This Statement of Additional Information ("SAI") expands upon and supplements the information contained in the current Prospectus of the Portfolio, dated September 28, 1998, as amended or supplemented from time to time (the "Prospectus"), and should be read in conjunction with the Prospectus. The Prospectus may be obtained from any Salomon Smith Barney Financial Consultant or by writing or calling the Portfolio at the address or telephone number set forth above. This SAI, although not itself a prospectus, is incorporated by reference into the Prospectus in its entirety.

	No person has been authorized to give any information or to make any representations not contained in the Prospectus or this SAI and, if given or made, such information must not be relied upon as having been authorized by the Portfolio or the Portfolio's investment adviser. The Prospectus and this SAI do not constitute an offer to sell or a solicitation of any offer to buy any security other than the shares of Common Stock. The Prospectus and this SAI do not constitute an offer to sell or a solicitation of an offer to buy the shares of Common Stock by anyone in any jurisdiction in which such offer or solicitation would be unlawful. Neither the delivery of the Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Portfolio since the date hereof. If any material change occurs while the Prospectus is required by law to be delivered however, the Prospectus or this SAI will be supplemented or amended accordingly.



TABLE OF CONTENTS					PAGE

Investment Objective and Policies (see
in the Prospectus "Investment Objective
and Policies" and "Appendix A")
2


Management of the Portfolio (see in the
Prospectus "Management of the
Portfolio")
13


Taxes (see in Prospectus "Taxation")
18


Stock Purchases and Tenders (see in the
Prospectus "Description of Common
Stock")
22


Certain Provisions of the Articles of
Incorporation (see in the Prospectus
"Certain Provisions of the Articles of
Incorporation and Market Discount")
23


Additional Information (see in the
Prospectus "Custodian and Transfer
Agent")
25


Financial Statements
25


Appendix-- Description of Moody's
Investors Service, Inc.("Moody's"),
Standard & Poors Ratings Group ("S&P")
and Fitch IBCA, Inc. ("Fitch") Ratings
26


INVESTMENT OBJECTIVE AND POLICIES

	The Prospectus discusses the Portfolio's investment objective and the policies it employs to achieve that objective. The following discussion supplements the description of the Portfolio's investment policies in the Prospectus. The Portfolio's investment objective is high tax-exempt current income by investing substantially all of its assets in a variety of obligations issued by or on behalf of states, territories and possessions of the United States and the District of Columbia and their political subdivisions, agencies and instrumentalities or multistate agencies or authorities ("Municipal Obligations"). The Portfolio's investment objective may not be changed without the affirmative vote of the holders of a majority (as defined in the Investment Company Act of 1940, as amended (the "1940 Act")) of the Portfolio's outstanding voting shares. No assurance can be given that the Portfolio's investment objective will be achieved.


Use of Ratings as Investment Criteria

	In general, the ratings of Moody's, S&P and Fitch and other nationally recognized statistical rating organizations ("NRSROs") represent the opinions of the NRSROs as to the quality of the Municipal Obligations and other debt securities they rate. It should be emphasized, however, that such ratings are relative and subjective, are not absolute standards of quality and do not evaluate the market risk of securities. These ratings will be used as initial criteria for the selection of securities, but the Portfolio also will rely upon the independent advice of its investment adviser, Mutual Management Corp. (formerly known as Smith Barney Mutual Funds Management Inc.) ("MMC" or the "Investment Manager"). Among the factors that will also be considered by the Investment Manager in evaluating potential Municipal Obligations to be held by the Portfolio are the price, coupon and yield to maturity of the obligations, the Investment Manager's assessment of the credit quality of the issuer of the obligations, the issuer's available cash flow and the related coverage ratios, the property, if any, securing the obligations, and the terms of the obligations, including subordination, default, sinking fund and early redemption provisions. To the extent the Portfolio invests in lower-rated and comparable unrated securities, the Portfolio's achievement of its investment objective may be more dependent on the Investment Manager's credit analysis of such securities than would be the case for a portfolio consisting entirely of higher-rated securities. The Appendix to this SAI contains information concerning the ratings of Moody's, S&P and Fitch and their significance.

	Subsequent to its purchase by the Portfolio, an issue of Municipal Obligations may cease to be rated or its rating may be reduced below the rating given at the time the securities were acquired by the Portfolio. Neither event will require the sale of such Municipal Obligations by the Portfolio, but the Investment Manager will consider such event in its determination of whether the Portfolio should continue to hold the Municipal Obligations. In addition, to the extent the ratings change as a result of changes in the rating systems or due to a corporate restructuring of Moody's, S&P or Fitch the Portfolio will attempt to use comparable ratings as standards for its investments in accordance with its investment objectives and policies.

	The Portfolio will seek to invest substantially all of its assets in Municipal Obligations, and under normal conditions at least 80% of the Portfolio's total assets will be invested in investment grade
Municipal Obligations.

	The Portfolio may invest in Municipal Obligations rated as low as Baa by Moody's, BBB by S&P or BBB by Fitch or in unrated Municipal Obligations deemed to be of comparable quality. Although such securities are considered investment grade, they may be subject to greater risks than other higher-rated investment grade securities.

	While the market for Municipal Obligations is considered to be generally adequate, the existence of limited markets for particular lower-rated and comparable unrated securities may diminish the Portfolio's ability to (1) obtain accurate market quotations for purposes of valuing such securities and calculating its net asset value and (2) sell the securities at fair value to respond to changes in the economy or in the financial markets. The market for certain lower-rated and comparable unrated securities is relatively new and has not fully weathered a major economic recession. Any such economic downturn could adversely affect the ability of the issuers of such securities to repay principal and pay interest thereon.

Taxable Investments

	Under normal conditions the Portfolio may hold up to 20% of its assets in cash or money market instruments including taxable money market instruments (collectively, "Taxable Investments").

	Money market instruments in which the Portfolio may invest include: U.S. government securities; tax-exempt notes of municipal issuers rated, at the time of purchase no lower than MIGI by Moody's, SP-1 by S&P or F-1 by Fitch or, if not rated by issuers having outstanding unsecured debt then rated within the three highest rating categories; bank obligations (including certificates of deposit, time deposits and bankers' acceptances of domestic banks, domestic savings and loan associations and similar institutions); commercial paper rated no lower than P-1 by Moody's, A-1 by S&P or F-l by Fitch or the equivalent from another nationally recognized rating service or, if unrated, of an issuer having an outstanding, unsecured debt issue then rated within the three highest rating categories; and repurchase agreements. At no time will the Portfolio's investments in bank obligations, including time deposits, exceed 25% of the value of its assets.

	U.S. government securities in which the Portfolio may invest include direct obligations of the United States and obligations issued by U.S. government agencies and instrumentalities. Included among direct obligations of the United States are Treasury bills, Treasury notes and Treasury bonds, which differ principally in terms of their maturities. Included among the securities issued by U.S. government agencies and instrumentalities are: securities that are supported by the full faith and credit of the United States (such as Government National Mortgage Association certificates); securities that are supported by the right of the issuer to borrow from the U.S. Treasury (such as securities of Federal Home Loan Banks); and securities that are supported by the credit of the instrumentality (such as Federal National Mortgage Association and Federal Home Loan Mortgage Corporation bonds).

Lending Securities

	By lending its securities, the Portfolio can increase its income by continuing to receive interest on the loaned securities, by investing the cash collateral in short-term instruments or by obtaining yield in the form of interest paid by the borrower when U.S. government securities are used as collateral. The Portfolio will adhere to the following conditions whenever it lends its securities: (1) the Portfolio must receive at least 100% cash collateral or equivalent securities from the borrower, which will be maintained by daily marking-to-market; (2) the borrower must increase the collateral whenever the market value of the securities loaned rises above the level of the collateral; (3) the Portfolio must be able to terminate the loan at any time; (4) the Portfolio must receive reasonable interest on the loan, as well as any dividends, interest or other distributions on the loaned securities, and any increase in market value; (5) the Portfolio may pay only reasonable custodian fees in connection with the loan; and (6) voting rights on the loaned securities may pass to the borrower, except that, if a material event adversely affecting the investment in the loaned securities occurs, the Portfolio's Board of Directors must terminate the loan and retain the Portfolio's right to vote the securities. From time to time, the Portfolio may pay a part of the interest earned from the investment of collateral received for securities loaned to the borrower and/or a third party that is unaffiliated with the Portfolio and that is acting as a "finder."

Repurchase Agreements

	The Portfolio may enter into repurchase agreements with certain member banks of the Federal Reserve System and certain dealers on the Federal Reserve Bank of New York's list of reporting dealers. Under the terms of a typical repurchase agreement, the Portfolio would acquire an underlying debt obligation for a relatively short period (usually not more than one week) subject to an obligation of the seller to repurchase and the Portfolio to resell the obligation at an agreed-upon price and timer thereby determining the yield during the Portfolio's holding period. Under each repurchase agreement, the selling institution will be required to maintain the value of the securities subject to the repurchase agreement at not less than their repurchase price. The Investment Manager acting under the supervision of the Portfolio's Board of Directors, reviews on an ongoing basis the value of the collateral and the creditworthiness of those banks and dealers with which the Portfolio enters into repurchase agreements to evaluate potential risks. In entering into a repurchase agreement) the Portfolio will bear a risk of loss in the event that the other party to the transaction defaults on its obligations and the Portfolio is delayed or prevented from exercising its rights to dispose of the underlying securities, including the risk of a possible decline in the value of the underlying securities during the period in which the Portfolio seeks to assert its rights to them, the risk of incurring expenses associated with asserting those rights and the risk of losing all or a part of the income from the agreement.

Investments in Municipal Obligation Index and Interest Rate Futures Contracts and Options on Interest Rate Futures Contracts

	The Portfolio may invest in Municipal Obligation index and interest rate futures contracts and options on interest rate futures contracts that are traded on a domestic exchange or board of trade.
Such investments may be made by the Portfolio solely for the purpose of hedging against changes in the value of its portfolio securities due to anticipated changes in interest rates and market conditions, and not for purposes of speculation. Further, such investments will be made only in unusual circumstances such as when the Investment Manager anticipates an extreme change in interest rates or market conditions.

	Municipal Obligation Index and Interest Rate Futures Contracts. A Municipal Obligation index futures contract is an agreement to take or make delivery of an amount of cash equal to a specific dollar amount times the difference between the value of the index at the close of the last trading day of the contract and the price at which the index contract is originally written. No physical delivery of the underlying Municipal Obligations in the index is made. Interest rate futures contracts are contracts for the future purchase or sale of specified interest rate sensitive debt securities of the U.S. Treasury, such as U.S. Treasury bills, bonds and notes, obligations of the Government National Mortgage Association and bank certificates of deposit.
Although most interest rate futures contracts require the delivery of the underlying securities, some settle in cash. Each contract designates the price date, time and place of delivery.

	The purpose of the Portfolio's entering into a Municipal Obligation index or interest rate futures contract, as the holder of long-term Municipal Obligations, is to protect the Portfolio from fluctuation in interest rates on tax-exempt securities without actually buying or selling Municipal Obligations. The Portfolio will, with respect to its purchases of financial futures contracts establish a segregated account consisting of cash, U.S. government securities, equity securites or debt securities of any grade equal in an amount equal to or greater than the total market value of the futures contracts less the amount of initial margin on deposit for the contracts.

	Unlike the purchase or sale of a Municipal Obligation, no consideration is paid or received by the Portfolio upon the purchase or sale of a futures contract. Initially, the Portfolio will be required to deposit with the futures commission merchant an amount of cash or cash equivalents equal to approximately 5% of the contract amount (this amount is subject to change by the board of trade on which the contract is traded and members of such board of trade may charge a higher amount). This amount is known as "initial margin" and is in the nature of a performance bond or good faith deposit on the contract which is returned to the Portfolio upon termination of the futures contract, assuming that all contractual obligations have been satisfied. Subsequent payments known as "variation margin", to and from the futures commission merchant, will be made on a daily basis as the price of the index or securities fluctuates making the long and short positions in the futures contract more or less valuable, a process known as marking-to-market. At any time prior to the expiration of the contract, the Portfolio may elect to close the position by taking an opposite position, which will operate to terminate the Portfolio's existing position in the futures contract.

	There are several risks in connection with the use of Municipal Obligation index and interest rate futures contracts as a hedging device. Successful use of these futures contracts by the Portfolio is subject to the Investment Manager's ability to predict correctly movements in the direction of interest rates. Such predictions involve skills and techniques which may be different from those involved in the management of a long-term Municipal Obligation portfolio. In addition, there can be no assurance that a correlation would exist between movements in the price of the Municipal Obligation index or the debt security underlying the futures contract and movement in the price of the Municipal Obligations which are the subject of the hedge. The degree of imperfection of correlation depends upon various circumstances, such as variations in speculative market demand for futures contracts and Municipal Obligations and technical influences on futures trading. The Portfolio's Municipal Obligations and the Municipal Obligations in the index may also differ in such respects as interest rate levels, maturities and creditworthiness of issuers. A decision of whether, when and how to hedge involves the exercise of skill and judgment and even a well-conceived hedge may be unsuccessful to some degree because of market behavior or unexpected trends in interest rates.

	Although the Portfolio intends to enter into futures contracts only if an active market exists for such contracts, there can be no assurance that an active market will exist for a contract at any particular time, most domestic futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. The daily limit establishes the maximum amount the price of a futures contract may vary either up or down from the previous day's settlement price at the end of a trading session. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit. The daily limit governs only price movement during a particular trading day and therefore does not limit potential losses because the limit may prevent the liquidation of unfavorable positions. It is possible that futures contract prices could move to the daily limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and subjecting some futures traders to substantial losses. In such event it will not be possible to close a futures position and in the event of adverse price movements, the Portfolio would be required to make daily cash payments of variation margin. In such circumstances, an increase in the value of the portion of the portfolio being hedged, if any, may partially or completely offset losses on the futures contract. As described above, however, there is no guarantee the price of Municipal Obligations will, in fact, correlate with the price movements in a futures contract and thus provide an offset to losses on a futures contract.

	If the Portfolio has hedged against the possibility of an increase in interest rates adversely affecting the value of Municipal Obligations it holds and rates decrease instead, the Portfolio will lose part or all of the benefit of the increased value of the Municipal Obligations it has hedged because it will have offsetting losses in its futures positions. In addition, in such situations, if the Portfolio has insufficient cash, it may have to sell securities to meet daily variation margin requirements. Such sales of securities may, but will not necessarily, be at increased prices which reflect the decline in interest rates. The Portfolio may have to sell securities at a time when it may be disadvantageous to do so.

	Options on Interest Rate Futures Contracts. The Portfolio may purchase put and call options on interest rate futures contracts which are traded on a domestic exchange or board of trade as a hedge against changes in interest rates, and may enter into closing transactions with respect to such options to terminate existing positions. The Portfolio will sell put and call options on interest rate futures contracts only as part of closing sale transactions to terminate its options positions. There is no guarantee such closing transactions can be effected.

	Options on interest rate futures contracts, as contrasted with the direct investment in such contracts, give the purchaser the right, in return for the premium paid, to assume a position in interest rate futures contracts at a specified exercise price at any time prior to the expiration date of the options. Upon exercise of an option, the delivery of the futures position by the writer of the option to the holder of the option will be accompanied by delivery of the accumulated balance in the writer's futures margin account, which represents the amount by which the market price of the futures contract exceeds, in the case of a call, or is less than, in the case of a put, the exercise price of the option on the futures contract. The potential loss related to the purchase of an option on interest rate futures contracts is limited to the premium paid for the option (plus transaction costs). Because the value of the option is fixed at the point of sale, there are no daily cash payments to reflect changes in the value of the underlying contract; however, the value of the option does change daily and that change would be reflected in the net asset value of the Portfolio.

	There are several risks relating to options on interest rate futures contracts. The ability to establish and close out positions on such options will be subject to the existence of a liquid market. In addition, the Portfolio's purchase of put or call options will be based upon predictions as to anticipated interest rate trends by the Investment Manager which could prove to be inaccurate. Even if the Investment Manager's expectations are correct, there may be an imperfect correlation between the change in the value of the options and of the Portfolio's securities.

Municipal Obligations

	General Information. Municipal Obligations generally are understood to include debt obligations issued to obtain funds for various public purposes, including the construction of a wide range of public facilities, refunding of outstanding obligations, payment of general operating expenses and extensions of loans to public institutions and facilities. Private activity bonds that are issued by or on behalf of public authorities to obtain funds to provide privately operated facilities are included within the term Municipal Obligations if the interest paid thereon qualifies as excludable from gross income (but not necessarily from alternative minimum taxable income) for federal income tax purposes in the opinion of bond counsel to the issuer.

	The yields on Municipal Obligations are dependent upon a variety of factors, including general economic and monetary conditions, general money market conditions, general conditions of the Municipal Obligations market, the financial condition of the issuer, the size of a particular offering, the maturity of the obligation offered and the rating of the issue. Municipal Obligations are also subject to the provisions of bankruptcy, insolvency and other laws affecting the rights and remedies of creditors, such as the Federal Bankruptcy Code, and laws, if any, that may be enacted by Congress or state legislatures extending the time for payment of principal or interest, or both, or imposing other constraints upon enforcement of the obligations or upon the ability of
municipalities to levy taxes.   There is also the possibility that as a
result of litigation or other conditions the power or ability of any one or more issuer to pay, when due, principal of and interest on its, or their, Municipal Obligations may be materially affected.

	The net asset value of the Common Stock will change with changes in the value of the Portfolio's securities. Because the Portfolio will invest primarily in fixed-income securities, the net asset value of the Common Stock can be expected to change as levels of interest rates fluctuate; generally, when prevailing interest rates increase, the value of fixed-income securities held by the Portfolio can be expected to decrease and when prevailing interest rates decrease, the value of the fixed-income securities held by the Portfolio can be expected to increase. The value of the fixed-income securities held by the Portfolio and thus the Portfolio's net asset value, may also be affected by other economic, market and credit factors.

	From time to time, the Portfolio's investments may include securities as to which the Portfolio, by itself or together with other funds or accounts managed by the Investment Manager holds a major portion or all of an issue of Municipal Obligations. Because relatively few potential purchasers may be available for these investments and, in some cases, contractual restrictions may apply on resales, the Portfolio may find it more difficult to sell these securities at a time when the Investment Manager believes it is advisable to do so.

	When-Issued Securities. The Portfolio may purchase Municipal Obligations on a "when-issued" basis (i.e. for delivery beyond the normal settlement date at a stated price and yield). The payment obligation and the interest rate that will be received on the Municipal Obligations purchased on a when-issued basis are each fixed at the time the buyer enters into the commitment. Although the Portfolio will purchase Municipal Obligations on a when-issued basis only with the intention of actually acquiring the securities, the Portfolio may sell these securities before the settlement date if it is deemed advisable as a matter of investment strategy.

	Municipal Obligations are subject to changes in value based upon the public's perception of the creditworthiness of the issuers and changes, real or anticipated, in the level of interest rates. In general, Municipal Obligations tend to appreciate when interest rates decline and depreciate when interest rates rise. Purchasing Municipal Obligations on a when-issued basis, therefore, can involve the risk that the yields available in the market when the delivery takes place actually may be higher than those obtained in the transaction itself.
To account for this risk, a separate account of the Portfolio consisting of cash, U.S. government securities, equity securities or debt securities of any grade equal to or greater than the amount of the when-issued commitments, provided such securities have been determined by the Investment Manager to be liquid and unencumbered, and are marked to market daily pursuant to guidelines established by the Portfolio's Directors, will be established at the Portfolio's custodian bank. For the purpose of determining the adequacy of the securities in the account, the deposited securities will be valued at market or fair value. If the market or fair value of such securities declines additional cash or securities will be placed in the account on a daily basis so that the value of the account will equal the amount of such commitments by the Portfolio. Placing securities rather than cash in the segregated account may have a leveraging effect on the Portfolio's net assets. That is, to the extent the Portfolio remains substantially fully invested in securities at the same time it has committed to purchase securities on a when-issued basis, there will be greater fluctuations in its net assets than if it had set aside cash to satisfy its purchase commitment. Upon the settlement date of the when-issued securities, the Portfolio will meet its obligation from then-available cash flow, sale of securities held in the segregated account, sale of other securities or, although it would not normally expect to do so, from the sale of the when-issued securities themselves (which may have a value greater or less than the Portfolio's payment obligations). Sales of securities to meet such obligations may involve the realization of capital gains, which are not exempt from federal income taxes.

	When the Portfolio engages in when-issued transactions, it relies on the seller to consummate the trade. Failure of the seller to do so may result in the Portfolio's incurring a loss or missing an opportunity to obtain a price considered to be advantageous.

	Municipal Leases. Municipal leases may take the form of a lease or an installment purchase contract issued by state and local government authorities to obtain funds to acquire a wide variety of equipment and facilities such as fire and sanitation vehicles computer equipment and other capital assets. These obligations have evolved to make it possible for state and local government authorities to acquire property and equipment without meeting constitutional and statutory requirements for the issuance of debt. Thus, municipal leases have special risks not normally associated with Municipal Obligations. These obligations frequently contain "non-appropriation" clauses providing that the governmental issuer of the obligation has no obligation to make future payments under the lease or contract unless money is appropriated for such purposes by the legislative body on a yearly or other periodic basis. In addition to the "non-appropriation" risk, municipal leases represent a type of financing that has not yet developed the depth of marketability associated with Municipal Obligations, moreover, although the obligations will be secured by the leased equipment, the disposition of the equipment in the event of foreclosure might prove difficult.

	To limit the risks associated with municipal leases, the Portfolio will invest no more than 5% of its total assets in lease obligations that contain non-appropriation clauses and will only purchase a non-appropriation lease obligation with respect to which (1) the nature of the leased equipment or other property is such that its ownership or use is reasonably essential to a governmental function of the issuing municipality (2) the lease payments will begin to amortize the principal balance due at an early date, resulting in an average life of five years or less for the lease obligation, (3) appropriate covenants will be obtained from the municipal obligor prohibiting the substitution or purchase of similar equipment or other property if lease payments are not appropriated, (4) the lease obligor has maintained good market acceptability in the past, (5) the investment is of a size that will be attractive to institutional investors and (6) the underlying leased equipment or other property has elements of portability and/or use that enhance its marketability in the event that foreclosure on the underlying equipment or other property were ever required.

	Municipal leases that the Portfolio may acquire will be both rated and unrated. Rated leases that may be held by the Portfolio include those rated investment grade at the time of investment (that is, rated no lower than Baa by Moody's, BBB by S&P or BBB by Fitch). The
Portfolio may acquire unrated issues that the Investment Manager deems to be comparable in quality to rated issues in which the Portfolio is authorized to invest. A determination by the Investment Manager that an unrated lease obligation is comparable in quality to a rated lease obligation will be made on the basis of, among other things a consideration of whether the nature of the leased equipment or other property is such that its ownership or use is reasonably essential to a governmental function of the issuing municipality. In addition, all such determinations made by the Investment Manager will be subject to oversight and approval by the Portfolio's Board of Directors.

	Municipal leases held by the Portfolio will be considered illiquid securities unless the Portfolio's Board of Directors determines on an ongoing basis that the leases are readily marketable an unrated municipal lease with a non-appropriation risk that is backed by an irrevocable bank letter of credit or an insurance policy issued by a bank or insurer deemed by the Investment Manager to be of high quality and minimal credit risk is not deemed to be illiquid solely because the underlying municipal lease is unrated if the Investment Manager determines that the lease is readily marketable because it is backed by the letter of credit or insurance policy.

Investment Restrictions

	The Portfolio has adopted certain fundamental investment restrictions that may not be changed without the prior approval of the holders of a majority of the Portfolio's outstanding voting securities. A "majority of the Portfolio's outstanding voting securities" for this purpose means the lesser of (1) 67% or more of the shares of the Portfolio's Common Stock present at a meeting of shareholders, if the holders of 50% of the outstanding shares are present or represented by proxy at the meeting or (2) more than 50% of the outstanding shares.
For purposes of the restrictions listed below all percentage limitations apply immediately after a purchase or initial investment, and any subsequent change in applicable percentage resulting from market fluctuations will not require elimination of any security from the Portfolio. Under its fundamental restrictions, the Portfolio may not:

1. Purchase securities other than Municipal Obligations and Taxable Investments as those terms are described in the Prospectus and this SAI.
2. Borrow money, except for temporary or emergency purposes, or for clearance of transactions, and then only in amounts not exceeding
15% of its total assets (not including the amount borrowed) and as otherwise described in the Prospectus and this SAI. When the Portfolio's borrowings exceed 5% of the value of its total assets, the Portfolio will not make any additional investments.
3. Sell securities short or purchase securities on margin, except for such short-term credits as are necessary for the clearance of transactions, but the Portfolio may make margin deposits in connection with transactions in options futures and options on futures.
4. Underwrite any issue of securities, except to the extent that the purchase of Municipal Obligations may be deemed to be an underwriting.
5. Purchase, hold or deal in real estate or oil and gas interests except that the Portfolio may invest in Municipal Obligations secured by real estate or interests in real estate.
6. Invest in commodities, except that the Portfolio may enter into futures contracts, including those relating to indexes and options on futures contracts or indexes described in the Prospectus and this SAI.
7. Lend any funds or other assets except through purchasing Municipal Obligations or Taxable Investments, lending portfolio securities and entering into repurchase agreements consistent with the Portfolio's investment objective.
8. Issue senior securities.
9. Invest more than 25% of its total assets in the securities of issuers in any single industry, except that this limitation will not be applicable to the purchase of Municipal Obligations and U.S. government securities.
10. Make any investments for the purpose of exercising control or management of any company.

Portfolio Transactions

	Newly issued securities normally are purchased directly from the issuer or from an underwriter acting as principal. Other purchases and sales usually are placed with those dealers from which it appears the best price or execution will be obtained; those dealers may be acting as either agents or principals. The purchase price paid by the Portfolio to underwriters of newly issued securities usually includes a concession paid by the issuer to the underwriter, and purchases of after-market securities from dealers normally are executed at a price between the bid and asked prices. The Portfolio has paid no brokerage commissions since its commencement of operations.

	Allocation of transactions, including their frequency, to various dealers is determined by the Investment Manager in its best judgment and in a manner deemed fair and reasonable to shareholders. The primary considerations are availability of the desired security and the prompt execution of orders in an effective manner at the most favorable prices. Subject to these considerations, dealers that provide supplemental investment research and statistical or other services to the Investment Manager may receive orders for portfolio transactions by the Portfolio. Information so received is in addition to, and not in lieu of, services required to be performed by the Investment Manager and the fees of the Investment Manager are not reduced as a consequence of their receipt of such supplemental information. Such information may be useful to the Investment Manager in serving both the Portfolio and other clients and conversely, supplemental information obtained by the placement of business of other clients may be useful to the Investment Manager in carrying out its obligations to the Portfolio.

	The Portfolio will not purchase Municipal Obligations during the existence of any underwriting or selling group relating thereto of which Salomon Smith Barney Inc. ("Salomon Smith Barney") or its affiliates are members except to the extent permitted by the Securities and Exchange Commission (the "SEC") including under Rule 10f-3 under the 1940 Act. Under certain circumstances, the Portfolio may be at a disadvantage because of this limitation in comparison with other investment companies which have a similar investment objective but which are not subject to such limitation.

	While investment decisions for the Portfolio are made independently from those of the other accounts managed by the Investment Manager investments of the type the Portfolio may make also may be made by those other accounts. When the Portfolio and one or more other accounts managed by the Investment Manager are prepared to invest in, or desire to dispose of, the same security, available investments or opportunities for sales will be allocated in a manner believed by the Investment Manager to be equitable to each. In some cases, this procedure may adversely affect the price paid or received by the Portfolio or the size of the position obtained or disposed of by the Portfolio.

	The Portfolio's Board of Directors will review periodically the commissions paid by the Portfolio to determine if the commissions paid over representative periods of time were reasonable in relation to the benefits inuring to the Portfolio.

Portfolio Turnover

	The Portfolio's portfolio turnover rate (the lesser of purchases or sales of portfolio securities during the last fiscal year, excluding purchases or sales of short-term securities, divided by the monthly average value of portfolio securities) generally is not expected to exceed 100%, but the portfolio turnover rate will not be a limiting factor whenever the Portfolio deems it desirable to sell or purchase securities. Securities may be sold in anticipation of a rise in interest rates (market decline) or purchased in anticipation of a decline in interest rates (market rise) and later sold. In addition, a security may be sold and another security of comparable quality may be purchased at approximately the same time in order to take advantage of what the Portfolio believes to be a temporary disparity in the normal yield relationship between the two securities. These yield disparities may occur for reasons not directly related to the investment quality of particular issues or the general movement of interest rates, such as changes in the overall demand for or supply of various types often-exempt securities. For the fiscal years ended May 31, 1997 and 1998, the Portfolio's portfolio turnover rate was 113% and 87%, respectively.

MANAGEMENT OF THE PORTFOLIO

	The executive officers of the Portfolio are employees of certain of the organizations that provide services to the Portfolio. These organizations are as follows:

Name	Service

MMC		Investment Manager and
Administrator

Salomon Smith Barney	Market Maker

PNC Bank, National Association.	Custodian
("PNC Bank")

First Data Investor Services Group, Inc.	Transfer Agent
("First Data")

	These organizations and the functions they perform for the Portfolio are discussed in the Prospectus and this SAI.

Directors and Executive Officers of the Portfolio

	The overall management of the business and affairs of the Portfolio is vested with its Board of Directors. The Board of Directors approves all significant agreements between the Portfolio and persons or companies furnishing services to it, including the Portfolio's agreements with its investment adviser, administrator, custodian and transfer agent, dividend paying agent, registrar and plan agent. The day-to day operations of the Portfolio are delegated to its officers and to the Investment Manager and MMC, subject always to the investment objective and policies of the Portfolio and to general supervision by the Portfolio's Board of Directors.

	The Directors and executive officers of the Portfolio, their addresses together with information as to their principal business occupations during the past five years, are shown below:


Name and Address(Age)
Positions Held
With the Fund
Principal Occupations
During Past 5 Years



*Heath B. McLendon
(65)
	388 Greenwich Street
	New York, NY 10013

Chairman of the
Board,
Chief Executive
Officer
And President
Managing Director of Salomon
Smith Barney; President of
MMC and Travelers Investment
Advisers, Inc. ("TIA");
Chairman of Salomon Smith
Barney Strategy Advisers Inc.
Prior to July 1993, Senior
Executive Vice President of
Shearson Lehman Brothers;
Vice Chairman of Shearson
Asset Management.

 Martin Brody (77)
	c\o HMK Associates
	30 Columbia Turnpike
	Florham Park, NJ
07932

Director
Consultant, HMK Associates;
Retired Vice Chairman of the
Board of Restaurant
Associates Corp.; Director of
Jaclyn, Inc.

 Allan J. Bloostein
(68)
	717 Fifth Avenue
	21st Floor
	New York, NY 10022

Director
President of Allan J.
Bloostein Associates, a
consulting firm; Consultant
and retired Vice Chairman and
Director of the Board of May
Department Stores Company;
Director of Taubman Centers,
Inc. and CVS Corporation.

 Dwight B. Crane (60)
	Harvard Business
School
	Soldiers Field Road
	Boston, MA 02163

Director
Professor, Harvard Business
School.




 Robert A. Frankel
(71)
	102 Grand Street
	Croton-on-Hudson
	New York, NY 10520

Director
Managing Partner of Robert A.
Frankel Management
Consultants; formerly
Corporate Vice President of
The Reader's Digest
Association, Inc.





Name and Address(Age)
Positions Held
With the Fund
Principal Occupations
During Past 5 Years
 William R.
Hutchinson (55)
	Amoco Corp.
	200 East Randolph
Drive
	Chicago, IL  60601



Director
Vice President-Financial
Operations Amoco Corp.;
Director of Associated Banks
and Associated Bank Corp.
  Joseph P. Deane (50)
	388 Greenwich Street
	New York. NY 10013


Vice President and
Investment Officer
Managing Director of Salomon
Smith Barney; Investment
Officer of MMC. Prior to July
1993, Senior Vice President
and Managing Director of
Shearson Lehman Advisors.

  David Fare (35)
	388 Greenwich Street
	New York, NY 10013

Investment Officer
Investment Officer of MMC.
Prior to July 1993, Vice
President of Shearson Lehman
Advisors.

  Lewis E. Daidone
(41)
	388 Greenwich Street
	New York, NY 10013


Senior Vice
President
and Treasurer
Managing Director of Salomon
Smith Barney; Chief Financial
Officer, Director and Senior
Vice President of MMC and
TIA.

  Christina T. Sydor
(47)
	388 Greenwich Street
	New York, NY 10013

Secretary
Managing Director of Salomon
Smith Barney; General Counsel
and Secretary of MMC and TIA.



*	Directors who are "interested persons" of the Portfolio (as defined in the 1940 Act).
	Director and/or trustee of other registered investment companies with which Salomon Smith Barney is affiliated.

	The Fund pays each of its Directors who is not a director, officer or employee of MMC, or any of its affiliates, an annual fee of $5,000 plus $500 for each in-person Board meeting and $100 for each telephonic Board meeting attended. In addition, the Fund will reimburse these Directors for travel and out-of-pocket expenses incurred in connection with Board of Directors meetings. For the fiscal year ended May 31, 1998, such fees totaled $3,677.53.







Director



Aggregate
Compensation from
Fund
Pension or
Retirement
Benefits
Accrued as
part of
Fund
Expenses

Total
Compensati
on from
Fund and
Fund
Complex

Total
Number of
Funds for
which
Director
Serves
Within Fund
Complex





Martin Brody
5,600
0
119,814
19
Dwight Crane
6,100
0
133,850
22
Allan Bloostein
6,600
0
85,850
8
Robert Frankel
6,500
0
65,900
8
William R.
Hutchinson
6,100
0
35,700
6
Heath B. McLendon*
-----
0
-----
58

*	Designates an "interested person" of the Portfolio.
Upon attainment of age 80, Fund Directors are required to change to emeritus status. Directors Emeritus are entitled to serve in emeritus status for a maximum of 10 years, during which time they are paid 50% of the annual retainer fee and meeting fees otherwise applicable to Fund Directors, together with reasonable out-of-pocket expenses for each meeting attended. During the Portfolio's last fiscal year, aggregate compensation paid by the Portfolio to Directors Emeritus totaled $3,100.

Principal Stockholders

	There are no persons known to the Portfolio to be control persons of the Portfolio, as such term is defined in Section 2(a)(9) of the 1940 Act. There is no person known to the Portfolio to hold beneficially more than 5% of the outstanding shares of Common Stock. The following person is the only person holding more than 5% of the Portfolio's outstanding shares of Common Stock as of September 11, 1998;

		Percent
of
Name and Address	Amount of	Common
of Record Owner	Record	Stock
	Ownership
	Outstanding

Cede & Co., as Nominee for The Depository Trust Company
	33,654,411	97.25%
P.O. Box 20
Bowling Green Station
New York, New York 10004

	As of September 11, 1998, the Directors and officers of the Portfolio, as a group, beneficially owned less than 1% of the Portfolio's outstanding shares of Common Stock.



Investment Manager and Administrator

	 The Investment Manager serves as investment adviser to the Portfolio pursuant to a written agreement dated July 30, 1993 (the "Advisory Agreement"), a form of which was most recently approved by the Board of Directors, including a majority of those Directors who are not "interested persons" of the Portfolio or the Investment Manager ("Non-Interested Directors"), on August 19, 1998. Unless terminated sooner, the Advisory Agreement will continue for successive annual periods provided that such continuance is specifically approved at least annually: (1) by a majority vote of the Non-Interested Directors cast in person at a meeting called for the purpose of voting on such approval; and (2) by the Board of Directors or by a vote of a majority of the outstanding shares of Common Stock. The Investment Manager is a wholly owned subsidiary of Salomon Smith Barney Holdings Inc. ("Holdings"), which is in turn a wholly owned subsidiary of Travelers Group ("Travelers"). The Investment Manager pays the salary of any officer or employee who is employed by both it and the Portfolio. The Investment Manager bears all expenses in connection with the performance of its services as investment adviser.

	For services rendered to the Portfolio, the Investment Manager receives from the Portfolio a fee, computed and paid monthly at the annual rate 0.70% of the value of the Portfolio's average daily net assets. For the fiscal years ended May 31, 1997 and 1998, such fees amounted to $2,913,886 and $2,969,275, respectively. Effective September 1, 1998, the Investment Manager instituted a voluntary fee waiver whereby its advisory Fees were received at an annual rate of 0.46% of average daily net assets. This voluntary waiver may be terminated at any time by the Investment Manager without notice.

	Under the Advisory Agreement, the Investment Manager will not be liable for any error of judgment or mistake of law or for any loss suffered by the Portfolio in connection with the Advisory Agreement, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Investment Manager in the performance of its duties or from reckless disregard of its duties and obligations under the Advisory Agreement. The Advisory Agreement is terminable by vote of the Board of Directors or by the holders of a majority of Common Stock, at any time without penalty on 60 days written notice to the Investment Manager. The Advisory Agreement may also be terminated by the Investment Manager on 90 days' written notice to the Portfolio. The Advisory Agreement terminates automatically upon its assignment.

	MMC serves as administrator to the Portfolio pursuant to a written agreement dated June 1, 1994 (the "Administration Agreement"), a form of which was most recently approved by the Board of Directors, including a majority of Non-Interested Directors, on August 20, 1997. The services provided by MMC under the Administration Agreement are described in the Prospectus under "Management of the Portfolio."

	For services rendered to the Portfolio, MMC received from the Portfolio a fee computed and paid monthly at the annual rate 0.20% of the value of the Portfolio's average daily assets. For the fiscal years ended May 31, 1997 and 1998, MMC or its predecessor received $832,539 and $848,364, respectively, in administration fees.

	Pursuant to the Administration Agreement, MMC will exercise its best judgment in rendering its services to the Portfolio. MMC will not be liable for any error of judgment or mistake of law or for any loss suffered by the Portfolio in connection with the matters to which the Administration Agreement relates, except by reason of MMC's reckless disregard of its obligations and duties under the Administration Agreement.

	The Administration Agreement will continue automatically for successive annual periods provided that such continuance is approved at least annually by the Board of Directors of the Portfolio including a majority of the Non-Interested Directors by vote cast in person at a meeting called for the purpose of voting such approval. The Administration Agreement is terminable, without penalty, upon 60 days written notice, by the Board of Directors of the Portfolio or by vote of holders of a majority of the Portfolio's shares of Common Stock, or upon 90 days' written notice, by the MMC.

	The Portfolio bears expenses incurred in its operation including: fees of the investment, adviser and administrator; taxes, interest brokerage fees and commissions, if any; fees of Directors who are not officers, directors shareholders or employees of Salomon Smith Barney; SEC fees and state blue sky qualification fees; charges of the custodian; transfer and dividend disbursing agent's fees; certain insurance premiums; outside auditing and legal expenses; costs of any independent pricing service; costs of maintaining corporate existence; costs attributable to investor services (including allocated telephone and personnel expenses); costs of preparation and printing of prospectuses and statements of additional information for regulatory purposes and for distribution to shareholders; shareholders' reports and corporate meetings of the officers, Board of Directors and shareholders of the Portfolio.

TAXES

	As described above and in the Prospectus, the Portfolio is designed to provide investors with current income which is excluded from gross income for federal income tax purposes. The Portfolio is not intended to constitute a balanced investment program and is not designed for investors seeking capital gains or maximum tax-exempt income irrespective of fluctuations in principal. Investment in the Portfolio would not be suitable for tax-exempt institutions, qualified retirement plans, H.R. 10 plans and individual retirement accounts because such investors would not gain any additional tax benefit from the receipt of tax-exempt income.

	The following is a summary of selected federal income tax considerations that may affect the Portfolio and its shareholders. The summary is not intended as a substitute for individual tax advice and investors are urged to consult their own tax advisors as to the tax consequences of an investment in the Portfolio.




Taxation of the Portfolio and its Investments

	The Portfolio has qualified and intends to qualify as a "regulated investment company" under Subchapter M of the Internal Revenue Code of 1986 as amended (the "Code"). In addition, the Portfolio intends to satisfy conditions contained in the Code that will enable interest from Municipal Obligations, excluded from gross income for federal income tax purposes with respect to the Portfolio, to retain that tax-exempt status when distributed to the shareholders of the Portfolio (that is, to be classified as "exempt interest" dividends of the Portfolio).

	If it qualifies as a regulated investment company the Portfolio will pay no federal income taxes on its taxable net investment income (that is, taxable income other than net realized capital gains) and its net realized capital gains that are distributed to shareholders. To qualify under Subchapter M of the Code, the Portfolio must among other things: (1) distribute to its shareholders at least 90% of its taxable net investment income (for this purpose consisting of taxable net investment income and net realized short-term capital gains) and 90% of its tax-exempt net investment income (reduced by certain expenses); (2) derive at least 90% of its gross income from dividends, interest, payments with respect to loans of securities, gains from the sale or other disposition of securities, or other income (including, but not limited to, gains from options, futures, and forward contracts) derived with respect to the Portfolio's business of investing in securities; and
(3) diversify its holdings so that at the end of each fiscal quarter of the Portfolio (a) at least 50% of the market value of the Portfolio's assets is represented by cash, U.S. government securities and other securities) with those other securities limited with respect to any one issuer, to an amount no greater than 5% of the Portfolio's assets and
(b) not more than 25% of the market value of the Portfolio's assets is invested in the securities of any one issuer (other than U.S. government securities or securities of other regulated investment companies) or of two or more issuers that the Portfolio controls and that are determined to be in the same or similar trades or businesses or related trades or businesses. As a regulated investment company, the Portfolio will be subject to a 4% non-deductible excise tax measured with respect to certain undistributed amounts of ordinary income and capital gain. The Portfolio expects to pay dividends and distributions necessary to avoid the application of this excise tax.

	As described above in this SAI and in the Prospectus, the Portfolio may invest in financial futures contracts and options on financial futures contracts that are traded on a U.S. exchange or board of trade. The Portfolio anticipates that these investment activities will not prevent the Portfolio from qualifying as a regulated investment company. As a general rule, these investment activities will increase or decrease the amount of long-term and short-term capital gains or losses realized by the Portfolio and thus will affect the amount of capital gains distributed to the Portfolio shareholders.

	For federal income tax purposes, gain or loss on the futures and options described above (collectively referred to as "Section 1256 Contracts") would, as a general rule, be taxed pursuant to a special "mark-to-market system." Under the mark-to-market system, the Portfolio may be treated as realizing a greater or lesser amount of gains or losses than actually realized. As a general rule gain or loss on Section 1256 Contracts is treated as 60% long term capital gain or loss and 40% short-term capital gain or loss, and as a result, the mark-to-market system will generally affect the amount of capital gains or losses taxable to the Portfolio and the amount of distributions taxable to a shareholder. Investments in both Section 1256 Contracts and offsetting positions in those contracts, may result in the Portfolio not being able to receive the benefit of certain realized losses for an indeterminate period of time.

Taxation of the Portfolio's Shareholders

	The Portfolio anticipates that all dividends it pays, other than dividends from Taxable Investments and from income or gain derived from securities transactions and from the use of certain of the investment techniques described under "Investment Objective and Policies" will be derived from interest on Municipal Obligations and thus will be exempt-interest dividends that may be excluded by shareholders from their gross income for federal income tax purposes if the Portfolio satisfies certain asset percentage requirements. Dividends paid from the Portfolio's net investment income and distributions of the Portfolio's net realized short-term capital gains are taxable to shareholders of the Portfolio as ordinary income, regardless of the length of time shareholders have held shares of Common Stock and whether the dividends or distributions are received in cash or reinvested in additional shares. As a general rule, a shareholder's gain or loss on a sale of his or her shares of Common Stock will be a long-term gain or loss if he or she has held his or her shares for more than one year and will be a short-term capital gain or loss if he or she has held his or her shares for one year or less. Dividends and distributions paid by the Portfolio will not qualify for the federal dividends-received deduction for corporations.

Exempt-Interest Dividends

	Interest on indebtedness incurred by a shareholder to purchase or carry shares of Common Stock is not deductible for federal income tax purposes. If a shareholder receives exempt-interest dividends with respect to any share of Common Stock and if the share is held by the shareholder for six months or less, then any loss on the sale of the share may, to the extent of the exempt-interest dividends, be disallowed. The Code may also require a shareholder if he or she receives exempt-interest dividends to treat as taxable income a portion of certain otherwise non-taxable social security and railroad retirement benefit payments. In addition, the portion of any exempt-interest dividend paid by the Portfolio that represents income derived from private activity bonds held by the Portfolio may not retain its tax-exempt status in the hands of a shareholder who is a "substantial user" of a facility financed by the bonds, or a "related person" of the substantial user. Although the Portfolio's exempt-interest dividends may be excluded by shareholders from their gross income for federal income tax purposes (1) some or all of the Portfolio's exempt-interest dividends may be a specific preference item, or a component of an adjustment item, for purposes of the federal individual and corporate alternative minimum taxes and (2) the receipt of dividends and distributions from the Portfolio may affect a corporate shareholder's federal "environmental" tax liability. The receipt of dividends and distributions from the Portfolio may affect a foreign corporate shareholder's federal "branch profits" tax liability and a corporate shareholder's federal "excess net passive income" tax liability. Shareholders should consult their own tax advisors to determine whether they are (1) "substantial users" with respect to a facility or "related" to those users within the meaning of the Code or (2) subject to a federal alternative minimum tax the federal "environmental" tax, the federal "branch profits" tax, or the federal "excess net passive income" tax.

Dividend Reinvestment Plan

	A shareholder of the Portfolio receiving dividends or distributions in additional shares pursuant to the Plan should be treated for federal income tax purposes as receiving a distribution in an amount equal to the amount of money that a shareholder receiving cash dividends or distributions receives and should have a cost basis in the shares received equal to that amount.

Statements and Notices

	Statements as to the tax status of the dividends and distributions received by shareholders of the Portfolio are mailed annually. These statements show the dollar amount of income excluded from federal income taxes and the dollar amount, if any, subject to federal income taxes.
The statements will also designate the amount of exempt interest dividends that are a specific preference item for purposes of the federal individual and corporate alternative minimum taxes. The
Portfolio will notify shareholders annually as to the interest excluded from federal income taxes earned by the Portfolio with respect to those states and possessions in which the Portfolio has or had investments.
The dollar amount of dividends paid by the Portfolio that is excluded from federal income taxation and the dollar amount of dividends paid by the Portfolio that is subject to federal income taxation, if any, will vary for each shareholder depending upon the size and duration of the shareholder's investment in the Portfolio.

Backup Withholding

	If a shareholder fails to furnish a correct taxpayer identification number fails to report filly dividend or interest income or fails to certify that he has provided a correct taxpayer identification number and that he is not subject to "backup withholding," the shareholder may be subject to a 31% "backup withholding" tax with respect to (1) taxable dividends and distributions and (2) the proceeds of any sales or repurchases of shares of Common Stock. An individual's taxpayer identification number is his social security number. The 31% backup withholding tax is not an additional tax and may be credited against a taxpayer's federal income tax liability.

STOCK PURCHASES AND TENDERS

	The Portfolio may repurchase shares of its Common Stock in the open market or in privately negotiated transactions when the Portfolio can do so at prices below their then current net asset value per share on terms that the Portfolio's Board of Directors believes represent a favorable investment opportunity.

	The market prices of the Portfolio shares may among other things, be determined by the relative demand for and supply of the shares in the market, the Portfolio's investment performance, the Portfolio's dividends and yield and investor perception of the Portfolio's overall attractiveness as an investment as compared with other investment alternatives. Any acquisition of Common Stock by the Portfolio will decrease the total assets of the Portfolio and therefore have the effect of increasing the Portfolio's expense ratio. The Portfolio may borrow money to finance the repurchase of shares subject to the limitations described in the Prospectus. Any interest on the borrowings will reduce the Portfolio's net income.

	If a tender offer for the Common Stock of the Portfolio is authorized to be made by the Portfolio by the Portfolio's Board of Directors, it will be an offer to purchase at a price equal to the net asset value of all (but not less than all) of the shares owned by the shareholder (or attributed to him for federal income tax purposes under Section 38 of the Code). A shareholder who tenders all shares owned or considered owned by him or her, as required, will realize a taxable gain or loss depending upon his or her basis in his or her shares. If the Portfolio liquidates securities in order to repurchase shares of Common Stock, the Portfolio may realize gains and losses. The portfolio turnover rate of the Portfolio may or may not be affected by the Portfolio's repurchases of shares of Common Stock pursuant to a tender offer.

CERTAIN PROVISIONS OF THE ARTICLES OF INCORPORATION

	The Portfolio's Articles of Incorporation include provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Portfolio or to change the composition of its Board of Directors and could have the effective of depriving shareholders of an opportunity to sell their shares of Common Stock at a premium over the prevailing market prices by discouraging a third party from seeking to obtain control of the Portfolio. Commencing with the first annual meeting of shareholders, the Board of Directors will be divided into three classes. At the annual meeting of shareholders in each year thereafter, the term of one class will expire and each Director elected to the class will hold office for a term of three years. The classification of the Board of Directors in this manner could delay for up to two years the replacement of majority of the Board. The Articles of Incorporation provide that the maximum number of Directors that may constitute the Portfolio's entire board is 12. A director may be removed from office, or the maximum number of Directors increased, only by vote of the holders of at least 75% of shares of Common Stock entitled to be voted on the matter.

	The Portfolio's Articles of Incorporation require the favorable vote of the holders of at least two-thirds of the shares of Common Stock then entitled to be voted to authorized the conversion of the Portfolio from a closed-end to an open-end investment company's defined in the 1940 Act, unless two-thirds of the Continuing Directors (as defined below) approve such a conversion. In the latter case, the affirmative vote of a majority of the shares outstanding will be required to approve the amendment to the Portfolio's Articles of Incorporation providing for the conversion of the Portfolio.

	The affirmative votes of a least 75% of the Directors and the holder of at least 75% of the shares of the Portfolio are required to authorize any of the following transactions (referred to individually as a "Business Combination"): (1) a merger, consolidation or share exchange of the Portfolio with or into any other person (referred to individually as a "Reorganization Transaction"); (2) the issuance or transfer by the Portfolio (in one or a series of transactions in any 12-month period) of any securities of the Portfolio to any other person or entity for cash, securities of other property (or combinations thereof) having an aggregate fair market value of $1,000,000 or more, excluding sales of securities of the Portfolio in connection with a public offering, issuance of securities of the Portfolio pursuant to a dividend reinvestment plan adopted by the Portfolio and issuance's of securities of the Portfolio upon the exercise for any stock subscriptions rights distributed by the Portfolio; or (3) a sale, lease, exchange, mortgage, pledge, transfer or other disposition by the Portfolio (in one or a series of transactions in any 12-month period) to or with any person of any assets of the Portfolio having aggregate fair market value of $1,000,000 or more, except for transactions in securities effected by the Portfolio in the ordinary course of its business (each such sale, lease, exchange, mortgage, pledge, transfer or other disposition being referred to individually as a "Transfer Transaction"). The same affirmative votes are required with respect to: any proposal as to the voluntary liquidation or dissolution of the Portfolio or any amendment to the Portfolio's Articles of Incorporation to terminate its existence (referred to individually as "Termination Transaction"); and any shareholder proposal as to specific investment decisions made or to be made with respect to the Portfolio's assets.

	A 75% shareholder vote will not be required with respect to a Business Combination if the transaction is approved by a vote of a least 75% of the Continuing Directors (as defined below) or it certain conditions regarding the consideration paid by the person entering into, or proposing to enter into, a Business Combination with the Portfolio and various other requirements are satisfied. In such case, a majority of the votes entitled to be cast by shareholders of the Portfolio will be required to approve the transaction if it is a Reorganization Transaction or a Transfer Transaction that involves substantially all of the Portfolio's assets and no shareholder vote will be required to approve the transaction if it is any other Business Combination. In addition, a 75% shareholder vote will not be required with respect to a Termination Transaction if it is approved by a vote of at least 75% of the Continuing Directors, in which case a majority of the votes entitled to be cast by shareholders of the Portfolio will be required to approve the transaction.

	The voting provisions described above could have the effect of depriving shareholders of the Portfolio of an opportunity to sell their Common Stock at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the Portfolio in a tender offer or similar transaction. In the view of the Portfolio's Board of Directors, however, these provisions offer several possible advantages including: (1) requiring persons seeking control of the Portfolio to negotiate with its management regarding the price to be paid for the amount of Common Stock required to obtain control; (2) promoting continuity and stability; and (3) enhancing the Portfolio's ability to pursue long-term strategies that are consistent with its investment objective and management policies. The Board of Directors has determined that the voting requirements under Maryland law and the 1940 Act are in the best interests of shareholders generally.

	A "Continuing Director" as used in the discussion above, is any member of the Portfolio's Board of Directors (1) who is not person or affiliate of a person who enters or proposes to enter into a Business Combination with the Portfolio (such person or affiliate being referred to individually as an "Interested party") and (2) who has been a member of the Board of Directors for a period of least 12 months (or since the commencement of the Portfolio's operations, if less than 12 months), or is a successor of a Continuing Director who is unaffiliated with an Interested party and is recommended to succeed a Continuing Director by a majority of the Continuing Directors.

ADDITIONAL INFORMATION

Legal Matters

	Willkie Farr & Gallagher serves as legal counsel to the Portfolio. The Directors who are not "interested persons" of the Portfolio have selected Stroock & Stroock & Lavan LLP as their counsel.

Independent Auditors

	For the fiscal year ending May 31, 1999, KPMG Peat Marwick LLP, 345 Park Avenue, New York, New York 10154, will serve as auditors of the Portfolio and render an opinion on the Portfolio's financial statements.

Custodian and Transfer Agent

	PNC Bank, is located at 17th and Chestnut Streets, Philadelphia, Pennsylvania 19103 and serves as the Fund's custodian pursuant to a custody agreement. Under the custody agreement, PNC Bank holds Fund's securities and keeps all necessary accounts and records. The assets of the Fund are held under bank custodianship in compliance with the 1940 Act. First Data is located at One Exchange Place Boston, Massachusetts 02109, and serves as the Portfolio's transfer agent pursuant to a transfer agency agreement. Under the transfer agency agreement, First Data maintains the shareholder account records for the Portfolio, handles certain communications between shareholders and the Portfolio, and distributes dividends and distributions payable by the Portfolio.


Financial Statements

	The Portfolio sends unaudited semi-annual and audited annual financial statements of the Portfolio to shareholders, including a list of the investments held by the Portfolio.

	The Portfolio's Annual Report for the fiscal year ended May 31, 1998 are incorporated into this SAI by reference in their entirety. A copy of these Reports may be obtained from any Salomon Smith Barney Financial Consultant or by calling or writing to the Portfolio at the telephone number or address set forth on the cover page of this SAI.


APPENDIX

DESCRIPTION OF MOODY'S, S&P AND FITCH RATINGS

Description of Moody's Municipal Bond Ratings:

Aaa - Bonds that are rated Aaa are judged to be of the best quality, carry the smallest degree of investment risk and are generally referred to as "gilt edge. " Interest payments with respect to these bonds are protected by a large or by an exceptionally stable margin, and principal is secure. Although the various protective elements applicable to these bonds are likely to change, those changes are most unlikely to impair the fundamentally strong position of these bonds.

Aa - Bonds that are rated Aa are judged to be of high quality by all standards and together with the Aaa group comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude, or other elements may be present that make the long-term risks appear somewhat larger than in Aaa securities.

A - Bonds that are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest with respect to these bonds are considered adequate, but elements may be present that suggest a susceptibility to impairment sometime in the fixture.

Baa - Bonds rated Baa are considered to be medium grade obligations, that is they are neither highly protected nor poorly secured. Interest payment and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. These bonds lack outstanding investment characteristics and may have speculative characteristics as well.

	Moody's applies the numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through B. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

Description of Moody's Municipal Note Ratings:

	Moody's ratings for state and municipal notes and other short-term loans are designated Moody's Investment Grade (MIG) and for variable demand obligations are designated Variable Moody's Investment Grade
(VMIG). This distinction recognizes the differences between short- and long-term credit risk. Loans bearing the designation MIG1/VMIG 1 are of the best quality, enjoying strong protection from established cash flows of funds for their servicing or from established and broad-based access to the market for refinancing, or both. Loans bearing the designation
MIG 2/VMIG 2 are of high quality, with margins of protection ample, although not as large as the preceding group. Loans bearing the designation MIG3/VMIG 3 are of favorable quality, with all security elements accounted for but lacking the undeniable strength of the preceding grades. Market access for refinancing, in particular, is likely to be less well established.

Description of Moody's Commercial Paper Ratings:

	The rating Prime-1 is the highest commercial paper rating assigned by Moody's. Issuers rated Prime- I (or related supporting institutions) are considered to have a superior capacity for repayment of short-term promissory obligations. Issuers rated Prime-2 (or related supporting institutions) are considered to have a strong capacity for repayment of short-term promissory obligations, normally evidenced by many of the characteristics of issuers rated Prime-1 but to a lesser degree.
Earnings trends and coverage ratios, while sound, will be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternative liquidity is maintained.


Description of S&P Municipal Bond Ratings:

AAA - These bonds are the obligations of the highest quality and have the strongest capacity for timely payment of debt service.

General Obligation Bonds Rated AAA - In a period of economic stress the issuers of these bonds will suffer the smallest declines in income and will be least susceptible to autonomous decline. Debt burden is moderate. A strong revenue structure appears more than adequate to meet future expenditure requirements. Quality of management appears superior.

Revenue Bonds Rated AAA - Debt service coverage with respect to these bonds has been, and is expected to remain, substantial. Stability of the pledged revenues is also exceptionally strong due to the competitive position of the municipal enterprise or to the nature of the revenues. Basic security provisions (including rate covenant, earnings test for issuance of additional bonds, debt service reserve requirements) are rigorous. There is evidence of superior management.

AA - The investment characteristics of bonds in this group are only slightly less marked than those of the prime quality issues. Bonds rated AA have the second strongest capacity for payment of debt service.

A - Principal and interest payments on bonds in this category are regarded as safe although the bonds are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in high rated categories. This rating describes the third strongest capacity for payment of debt service.

General Obligation Bonds Rated A - There is some weakness either in the local economic base in debt burden, in the balance between revenues and expenditures or in quality of management. Under certain adverse circumstances, any one such weakness might impair the ability of the issuer to meet debt obligations at some fixture date.

Revenue Bonds Rated A - Debt service coverage is good but not exceptional. Stability of the pledged revenues could show some variations because of increased competition or economic influences on revenues. Basic security provisions, while satisfactory, are less stringent. Management performance appears adequate.

BBB - The bonds in this group are regarded as having an adequate capacity to pay interest and repay principal. Whereas bonds in this group normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories. Bonds rated BBB have the fourth strongest capacity for payment of debt service.

	S&P's letter ratings may be modified by the addition of a plus or a minus sign, which is used to show relative standing within the major rating categories except in the AAA category.

Description of S&P Municipal Note Ratings:

	Municipal notes with maturities of three years or less are usually given note ratings (designated SP-1 -2 or -3) to distinguish more clearly the credit quality of notes as compared to bonds. Notes rated
SP- 1 have a very strong or strong capacity to pay principal and interest. Those issues determined to possess overwhelming safety characteristics are given the designation of SP- 1+. Notes rated SP-2 have a satisfactory capacity to pay principal and interest.

Description of S&P Commercial Paper Ratings:

	Commercial paper rated A- l by S&P indicates that the degree of safety regarding timely payment is either overwhelming or very strong. Those issues determined to possess overwhelming safety characteristics are denoted A-1+. Capacity for timely payment of commercial paper rated A-2 is stronger but the relative degree of safety is not as high as issues designated A-1.

Description of Fitch Municipal Bond Ratings:

AAA - Bonds rated AAA by Fitch have the lowest expectation of credit risk. The obligor has an exceptionally strong ability for timely payment of financial commitments which is highly unlikely to be adversely affected by foreseeable events.

AA - Bonds rated AA by Fitch have a very low expectation of credit risk. They indicate very strong capacity for timely payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

A - Bonds rated A by Fitch are considered to have a low expectation of credit risk. The capacity for timely payment of financial commitments is considered to be strong, but may be more vulnerable to changes in economic conditions and circumstances than bonds with higher ratings.

BBB - Bonds rated BBB by Fitch currently have a low expectation of credit risk. The capacity for timely payment of financial commitments is considered to be adequate. Adverse changes is economic conditions and circumstances, however, are more likely to impair this capacity. This is the lowest investment grade category assigned by Fitch.

	Plus and minus signs are used by Fitch to indicate the relative position of a credit within a rating category. Plus and minus signs, however, are not used in the AAA category.

Description of Fitch Short-Term Ratings

	Fitch's short-term ratings apply to debt obligations that are payable on demand or have original maturities of generally up to three years, including commercial paper certificates of deposit, medium-term notes, and municipal and investment notes.

	The short-term rating places greater emphasis than a long-term rating on the existence of liquidity necessary to meet financial commitments in a timely manner.

Fitch's short-term ratings are as follows:

F-1 + - Issues assigned this rating are regarded as having the strongest capacity for timely payment of financial commitments. The "+" denotes an exceptionally strong credit feature.

F-1 - Issues assigned this rating are regarded as having the strongest capacity for timely payment of financial commitments.

F-2 - Issues assigned this rating have a satisfactory capacity for timely payment of financial commitments, but the margin of safety is not as great as in the case of the higher ratings.

F-3 - The capacity for the timely payment of financial commitments is adequate; however, near-term adverse changes could result in a reduction to non-investment grade.



PART C - OTHER INFORMATION

Item 24. Financial Statements and Exhibits


	(1)	Financial Statements:

		- Included in Part A:

			*     Financial Highlights

		- Included in Part B:

			*        The Registrant's Annual Report for the
				fiscal year ended May 31, 1998 and
				Report of Independent Accountants
				dated July 15, 1998 are incorporated by
				reference to the Definitive 30(b)2-1 filed on August 12, 1998,
				Accession # 0000091155-98-000497

	(2)	Exhibits:

(a)	(i)	Articles of Incorporation*

(ii)	Articles of Amendment to Articles of
Incorporation are incorporated by reference to Pre-Effective Amendment No. 1.*

(b)	(i)	Bylaws of Registrant are incorporated by
reference to Pre-Effective Amendment No. 1.*

(ii)	Amended Bylaws of Registrant are incorporated
by reference to Pre-Effective Amendment No.
1.*

		(c)	Not Applicable

(d)	Specimen Certificate of Common Stock, par value
$.01 per share is incorporated by reference to Pre-
Effective Amendment No. 1.*

(e)	Dividend Reinvestment Plan #

		(f)	Not Applicable

		(g)	(i)	Form of Investment Advisory Agreement
				between Registrant and Shearson Lehman
				Advisors*

		    	(ii)	Form of Investment Advisory Agreement
				between Registrant and Greenwich Street
				Advisers.****

		(h)	Form of Underwriting Agreement between
			Registrant and Shearson Lehman Brothers Inc.**

		(i)	Not Applicable

		(j)	Form of Custody Agreement between Registrant
			and PNC Bank, National Association ##

		(k)	(i)	Transfer Agency and Registrar Agreement
				between Registrant and TSSG***

			(ii)	Administration Agreement between
				Registrant and Mutual
				Management Corp. incorporated by reference
in Post-Effective Amendment No. 7.

		 (l)	 Not Applicable

		(m)	Not Applicable

		(n)	Consent of KPMG Peat Marwick LLP, independent
			auditors for the Fund. (filed herewith).

		(o)	Not Applicable

		(p)	Purchase Agreement between Registrant and Shearson
			Lehman Brothers Inc.*

		(q)	Not Applicable

		(r)	Not Applicable

________________________________________
*	Incorporated by reference to the Registrant's Pre-Effective
Amendment No. 1
to its initial Registration Statement on Form N-2, Registration No.
33-47116,
filed with the SEC on May 14, 1992.

**	Incorporated by reference to the Registrant's Pre-Effective
Amendment No. 3
to its Registration Statement on Form N-2, Registration No. 33-47116, filed with the SEC on June 18, 1992.

***	Incorporated by reference to the Registrant's Post-Effective
Amendment No.
4 to its Registration Statement on Form N-2, Registration No. 33-
47116,
 filed with the SEC on August 4, 1993.

****	Incorporated by reference to the Registrant's Post-Effective
Amendment No. 5 to its Registration Statement on Form N-2,
Registration No. 33-
47116, filed with the SEC on October 14, 1993.

#	Incorporated by reference to Post-Effective Amendment No. 6. to its initial Registration Statement on Form N-2, Registration No. 33-47116, filed with the SEC on September 28, 1994 ("Post-Effective
Amendment No. 6").

##	Incorporated by reference to the Registrant's Post-Effective
Amendement No.8 to its initial registration statement on form N-2, Registration No. 33-47116, filed with the SEC on September 23, 1996.

Item 25.	Marketing Arrangements

	See Forms of Purchase Agreement and Underwriting Agreement filed as Exhibits (h) and (p).

Item 26.	Other Expenses of Issuance and Distribution

	The following table sets forth the expenses to be incurred in connection with the offering described in this Registration
Statement:

Securities and Exchange Commission Fees

   0
Printing and Engraving Expenses	  $8000
Legal Fees		0
Accounting Expenses		0
Miscellaneous Expenses		0


Item 27.	Persons Controlled by or Under Common Control

			None

Item 28.	Number of Holders of Securities

Title of Class		Number of
				Record
				Stockholders
				as of September 11, 1998

Shares of Common Stock, 	614
par value $0.01 per share

Item 29.	Indemnification

	Under Article VII of Registrant's Articles of Incorporation, any past or present director or officer of Registrant is indemnified to the fullest extent permitted by law against liability and all expenses reasonably incurred by him in connection with any action, suit or proceeding to which he may be a party or otherwise involved by reason or his being or having been a director or officer of Registrant. This provision does not authorize indemnification when it is determined that the director or officer would otherwise be liable to Registrant or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of his duties. Expenses may be paid by Registrant in advance of the final disposition of any action, suit or proceeding upon receipt of an undertaking by a director or officer to repay those expenses to Registrant in the event that it is ultimately determined that indemnification of the expenses is not authorized under Registrant's Articles of Incorporation.

	Insofar as indemnification for liability arising under the Securities
Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers and controlling persons of Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 30.	Business and Other Connections of Investment Adviser

	See "Management of the Portfolio" in the Prospectus.

	Mutual Management Corp. (formerly known as Smith Barney Mutual Funds Management Inc.) ("MMC") a New York corporation, is a registered investment adviser and is wholly owned by Salomon Smith Barney Holdings Inc., which in turn is wholly owned by The Travelers Group Inc. MMC is primarily engaged in the investment advisory business.
Information as to executive officers and directors of MMC is included in its
Form ADV filed with the Securities and Exchange Commission (Registration number 801-8314) and is incorporated herein by reference.

Item 31.	Location of Accounts and Records

	Mutual Management Corp.
	388 Greenwich Street
	New York, New York 10013

	First Data Investor Services Group, Inc.
	53 State Street
	Boston, Massachusetts 02109


	PNC Bank, N.A.
	17th & Chestnut Streets
	Philadelphia, Pennsylvania 19103

Item 32.	Management Services

		None

Item	33.	Undertakings

1.	Not Applicable

2.	Not Applicable

3.	Not Applicable

4.	The registrant hereby undertakes:

(a)	To file, during any period in which offers or sales are being made, a
post-effective amendment to this Registration Statement:

(1)	to include any prospectus required by Section 10(a)(3) of the
Securities Act of 1933 (the "Act");

(2)	to reflect in the Prospectus any facts or events arising after the
effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(3)	to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(b)	For the purpose of determining any liability under the Act,
each
post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Not Applicable

5.	Not Applicable

6.	The registrant undertakes to send by first class mail or other means
designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional
Information.


SIGNATURES


  Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant, MANAGED MUNICIPALS PORTFOLIO INC., has duly caused this Amendment to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York, State of New York on the 21st day of September, 1998.

MANAGED MUNICIPALS PORTFOLIO INC.


By:/s/Heath B. McLendon
Heath B. McLendon
Chief Executive Officer


  Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to the Registration Statement and the above Power of Attorney has been signed below by the following persons in the capacities and on the dates indicated.

Signature				Title					Date


/s/Heath B. McLendon
Heath B. McLendon			 Chairman of the Board,
	9/21/98
					 Chief Executive Officer
					and President

/s/Lewis E. Daidone
Lewis E. Daidone			Senior Vice President
	and Treasurer
	9/21/98

/s/ Allan J. Bloostein*
Allan J. Bloostein			Director
	9/21/98

/s/ Martin Brody*
Martin Brody				Director
	9/21/98

/s/ Dwight B. Crane*
Dwight B. Crane			Director				9/21/98

/s/ Robert A. Frankel*
Robert A. Frankel			Director				9/21/98

/s/ William R. Hutchinson*
William Hutchinson			Director
	9/21/98

* By: /s/Health B. McLendon
         Heath B. McLendon
         Attorney-in-Fact